10/21

82- SUBMISSIONS FACING SHEET

02055742

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bionomics Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34682 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dle

DATE : 11/5/02

82 - 34682

Bionomics Limited

ABN 53 075 582 740

AR/S
6-30-02

Annual Report

MEDICAL TREATMENTS

2001-2002

VISION AND VALUES

Within its areas of expertise, Bionomics aims to be a world leader in the business of producing validated drug targets and other related products.

Bionomics aims to achieve this using both the knowledge and skills of its staff and the staff in the established research institutions with which it is affiliated and a broad range of genomic, genetic and molecular and cell biology techniques accessed through those institutions. Bionomics has established the following as a list of those things that will motivate and determine the behaviour of the Bionomics team of people:

- the interests of shareholders as a whole;
- the opportunity to contribute to the formation of a vigorous Australian biotechnology industry and be part of the new technology base essential for South Australian and national economic growth;
- incentives for the founders and supporters who took risks, and for the Board, senior management and scientists on whom the future success of the Company depends;
- the broader satisfaction and fulfilment for the Bionomics team that will result from achieving the Company's vision, especially in terms of the benefits to community health; and,
- the occupational health and safety of people associated with Bionomics.


Bion

CONTENTS



omics
Limited

Bionomics Limited

Commercial relationships are critical for the growth of the Company

The Chairman's Report



Mr Fraser Ainsworth, Chairman

Dear Shareholders,

I am pleased to report that Bionomics has maintained a clear focus on our fundamental business strategy, including achieving our corporate and research and development ("R&D") milestones, as described in Dr Rathjen's Chief Executive Officer's Report. This is despite a year of considerable turbulence and uncertainty in local and international equity markets.

Globally, the biotechnology ("biotech") sector in which we operate has suffered heavy falls. For example, since the start of the year the biotech index on the US Nasdaq has fallen by up to 50 percent, whilst in Australia over the same period the S&P 200 Index and the broader Healthcare and Biotech Index has shed around 35 percent of its value. Even companies which are meeting expectations and making significant advances with new product approvals, for example, the world's largest biotech company Amgen Inc., are not being recognised in a market currently driven by negative sentiment. Obviously our Company has been caught up in the sector's current downturn. However, in this regard, Bionomics' share-price performance has shown remarkable resilience and has outperformed other stocks in the sector, as evidenced by the graph shown below.

In the Board's view, and taking into account the significant progress made to date, the prospects for achieving further increases in underlying shareholder value are bright. Key factors which support this view are:

- well managed cash reserves and tight control of costs;
- our business partnership strategy which has this year made a number of important advances; and,
- the strength of our intellectual property, which now covers in excess of 370 genes and gene variations, discovered from our R&D activities.

Bionomics is focused on the discovery of genes associated with epilepsy and breast cancer, and on the discovery of genes which control the growth of blood vessels. I am delighted that this Report confirms that the Company over the past year has indeed made significant progress in the business of dealing with these serious human conditions.


Index of Bionomics' market capitalisation relative to the
ASX Healthcare and Biotech Index and to a sample of similar
ASX listed stocks with a market capitalisation of $20-$50 million
Index 100 at end January 2002 (data points at months end)
Market Capitalisation Index
125
115
105
95
85
75
65
55
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Date
Bionomics
Similar stocks $20-$50 million M. Cap
Healthcare & Biotech Index

RISK MANAGEMENT

The Board is well aware of the need to manage risk, which is even more apparent in the current environment. As we have previously observed, the biotech industry is by its very nature associated with significant risk – competition is intense and products may fail in clinical trial or may fail to meet standards required for marketing approval and clinical use. Bionomics is managing the risks associated with our business by:

- undertaking a range of R&D activities within our key areas of epilepsy, breast cancer and angiogenesis to open up a wide range of future commercial opportunities. Within this context Bionomics has broadened its technology platform to add strength to our bioinformatics, proteomics and biology capabilities;
- building a broad intellectual property base to cover the full spectrum of commercial opportunities; and,
- putting in place a strong line-up of partners who can contribute significantly to product development through their expertise and financial resources.

To date the Company has not experienced significant disappointments in our research programs, and whilst the above measures are no guarantee that Bionomics will not experience the sorts of delays and disappointments which occur in this industry, these measures do significantly reduce the risk of a major setback. Bionomics has a balanced project portfolio, a well defined strategy and an experienced team to execute this strategy.



Dr Anne Davy
Team Leader,
Protein Discovery

FINANCIAL CAPACITY

Bionomics has completed the year in a sound financial position. Subscriber options were exercised by 30 November 2001 raising $2.8 million (net of costs). Additional grant funding was also received during the year. At 30 June 2002 the financial position of the Company was as outlined below:

- cash inflows for the 12 months were $5.4 million and cash outflows were $6.6 million, resulting in a decrease of cash on hand over the period of $1.2 million. This was in line with expectations; and,
- Bionomics' cash position at 30 June 2002 was $8.6 million, compared with $9.8 million at 30 June 2001. At the current cash burn rates, this provides the Company with funding for at least the next two years.

PARTNERSHIPS AND PATENT PORTFOLIO EXPANDED

We are very pleased with the development of our patented gene portfolio, which has grown considerably this year, and particularly with the alliance program, which sees Bionomics in partnership with Johnson & Johnson Research Pty Ltd, Genmab A/S, Hybrigen Inc. and Ozgene Pty Ltd. The achievement of these significant partnerships and the expansion of our portfolio of patents is indicative of the very strong scientific base of the Company and our drive to achieve value-adding milestones within each of our research programs. As indicated to shareholders at our November 2001 Annual General Meeting, the Company is striving to achieve first revenues from partnership deals during calendar year 2002. Whilst the timing of revenues is uncertain, we are working hard to achieve revenues in the current financial year.

GRANTS AWARDED

In the 12-month period to December 2001, the Company secured approximately $3.3 million in Federal Government grant funding. In August 2001 the Company received funding in the first round of the Federal Government's new Biotechnology Innovation Fund. In December 2001 Bionomics was successful in applying for a $1.74 million Federal Government R&D Start Grant. Both grants will enable the Company to fast track the identification and validation of breast cancer drug targets through the use of proteomics and antisense technologies. It is disappointing that the Federal Government has suspended at least temporarily the R&D START program which provided a significant boost to R&D investment. However, funds payable to Bionomics under our existing R&D START funded programs are unaffected by the suspension of the scheme.

NEW RESEARCH FACILITY IMPROVES EFFECTIVENESS

Bionomics' new Research Facility has been completed and handover occurred on 1 March 2002. The $6.3 million facility at the Adelaide bioscience precinct in Thebarton has been established as a ten-year lease/purchase arrangement with the South Australian Government. As part of the arrangement the South Australian Government has offered Bionomics an attractive facilitation package to cover a portion of the costs involved.

It is clear that the purpose-built laboratories in this new facility have already increased the effectiveness of our R&D program, and that bringing together on one site corporate management and the scientists is good for teamwork, communication and control.

THE BIONOMICS TEAM

The contribution of the Bionomics team has again been substantial. Much has been achieved over the two years of Dr Rathjen's leadership. The corporate and R&D achievements are readily apparent from this and last year's Annual Reports. Perhaps not so evident is the achievement of transforming a "virtual" company with a heavily scientific emphasis, into a cohesive, focused organisation with a management team that has the right mix of scientific and business skills.

The Board gratefully acknowledges Dr Rathjen's contribution and the efforts of all the Bionomics team, including the scientists working on Bionomics' projects in each of the three research institutes with which we have service agreements.

In late 2001 Professor Ashley Dunn joined our internationally recognised Scientific Advisory Board ("SAB"). Professor Dunn, who is Deputy Director of the Ludwig Cancer Research Institute, has had a distinguished career in cancer research, spanning nearly 30 years of active research in the UK, USA and Australia. We welcome Professor Dunn to the Bionomics team.

Dr Andy Dunbar
Head of Proteomics

SOME OBSERVATIONS ON DIRECTOR, EXECUTIVE AND EMPLOYEE SHARE OPTIONS

Largely as a result of recent high profile collapses of big corporations in the USA (and to a lesser extent, Australia), there has been much discussion about Director, Executive and Employee Share Options (for simplicity, "Executive Options"). Furthermore, in Australia, several top 50 companies have recently announced intentions to suspend executive share option plans in response to shareholder and political pressure.

This matter is in two parts. Firstly, the principle of whether or not Executive Options are in the interests of shareholders. Secondly, accounting and disclosure issues.

The Board's observations on these two matters are as follows:



The Principle

- We acknowledge that in some circumstances, Executive Options are not in shareholder interests and that abuses have occurred, especially where earnings in big corporations have been artificially inflated by executives, in order that options hurdles are met.
- But companies like Bionomics have no earnings, we are small and (unlike the big companies) cash is at a premium.
- Clearly it is in shareholders interests for Bionomics to attract and retain high calibre people with the appropriate skills, experience and commitment.
- To achieve this, we must be competitive with others in terms of remuneration.
- Companies like Bionomics simply cannot afford to pay market rate remuneration in cash – hence the accepted practice of offering a substantial component of remuneration in the form of options. In Bionomics' case, the options are not on top of market rate cash remuneration – rather they are a substitute for a material component of remuneration that otherwise would be in cash.
- Because of this structure, we contend that Bionomics' Employee Share Option Plan does genuinely align the interests of employees and Bionomics shareholders generally.

Accounting/Disclosure Issues

- Accounting Treatment/Expensing the Options
  We well appreciate that if earnings were a significant measure of historical performance, there would be stronger arguments for expensing the deemed value of options issued. However, this is not the case with Bionomics. Furthermore, we are most reluctant to follow an expensing accounting treatment until there exists an agreed Accounting Standard to do so.
- Disclosure
  We have, of course, disclosed in the Director's Report the Director's valuation of the Director and Executive Options issued during the year.

OUTLOOK

Bionomics' achievements in attracting corporate partnerships with large pharmaceutical and biotech companies, attracting grant funding for our programs and in building our intellectual property have not been recognised to the extent that we would prefer in the recent market conditions.

In the year ahead the Company will focus on achieving key milestones in our epilepsy, angiogenesis and breast cancer programs, as set out in the CEO's Report, and on establishing important additional alliances with companies in the northern hemisphere to realise the value of our gene discoveries. These commercial relationships are critical for the growth of the Company.

The biotech industry demands innovative research, a clearly defined strategy, a long-term perspective, a great deal of persistence and tight management of assets to build a successful company. Notwithstanding the risks, the Board remains confident that Bionomics will be recognised as an outstanding biotech company with very real prospects of adding further sustainable shareholder value.

We believe we have the people, the science and the financial capacity to do so.

Fraser Ainsworth
Chairman
9 September 2002

Bionomics Limited

Patents, partnerships and people

The Chief Executive Officer's Report



Dr Deborah Rathjen, CEO and MD

Patents, partnerships and people have been the three major drivers of Bionomics' business strategy in the past 12 months. Bionomics' research and development ("R&D") goals focus on translating the Company's gene discoveries into new drug treatments, diagnostics and therapies for the treatment of serious medical conditions such as epilepsy and cancer. A strong management team, new corporate partnerships, and the successful progression of patent applications will see Bionomics move our gene discoveries into significant product opportunities.

Bionomics' business strategy has matured in the past year. We have moved from a pure gene discovery model, to now taking our gene discoveries further along the development pathway, providing greater validation of drug targets and adding substantial value.

Against the backdrop of an extremely congested and competitive biotech investment environment, and the savage equity market downturn, Bionomics has continued to meet its R&D milestones. We have delivered on our promises of last year and in the epilepsy program we have exceeded our goals by developing a world first mouse model of inherited human epilepsy. The Bionomics' Scorecard on page 16 provides an overview of progress made towards achieving our corporate and R&D milestones during the 2001/2002 period. We are on track to participate in the success of products generated from co-development partnerships with large pharma and biotech companies.

PARTNERS

The Company's commercial strategy has delivered on a number of fronts, adding three new strategic partnerships in the past 12 months. Our commercial partners now include the international pharmaceutical company Johnson & Johnson Research Pty Ltd, publicly listed European antibody company Genmab A/S, privately held US biotech Hybrigen, Inc. and Australian biotech Ozgene Pty Ltd.

Bionomics' partnership strategy is to boost the value of the Company's intellectual property by accelerating development of its gene discoveries and moving them closer to the clinic and products. Our strategy also enables us to better manage the risks associated with biotech R&D, as we are able to leverage the cutting edge technologies, product development expertise and financial resources of our partners.

Johnson & Johnson

Genmab

Hybrigen

Ozgene


BIONOMICS
(Adelaide)
PARTNERSHIPS
1 JOHNSON & JOHNSON (New Jersey) (Sydney)
2 GENMAB (Copenhagen) (The Netherlands) (New Jersey)
3 HYBRIGEN (Dallas)
4 OZGENE (Perth)
RESEARCH LINKS
Women's & Children's Hospital (Adelaide)
Hanson Centre (Adelaide)
The University of Melbourne

Bionomics' aim is to fully capture value from our ground breaking research through transforming partnerships. Our view is that the traditional out-license partnership model does not deliver the full benefits of research discoveries to many biotech companies. As a result, strategic alliances in the biotech industry are evolving from licensing agreements to alliances with shared commercialisation rights. Such alliances will allow Bionomics to retain more control over the products resulting from its research.

This new partnership model is reflected in our Genmab agreement where we are jointly working to discover and develop human monoclonal antibodies to targets from Bionomics' angiogenesis program. A priority for Bionomics in the coming year will be to select the first antibodies to progress further. The achievement of this milestone will rapidly translate our gene discoveries into potential new treatments for cancer.

This year Bionomics achieved a significant milestone by entering into collaboration with Johnson & Johnson Research Pty Ltd., a member of the global Johnson & Johnson family of companies, to validate Bionomics' angiogenesis targets. Our R&D target in 2002/2003 for the Johnson & Johnson collaboration will be to demonstrate the effectiveness of the Johnson & Johnson proprietary compounds directed against Bionomics' drug targets in modulating the angiogenic process.

Bionomics has secured two partnership agreements with Hybrigen Inc. this year. The deals allow us to rapidly identify novel drug targets from Bionomics' initial gene discoveries by increasing our understanding of the proteins which play a role in the disease pathway. This partnership has already yielded information on the pathway regulated by Bionomics' breast cancer gene BNO1 and we are extremely pleased with the progress. We are now also working with Hybrigen to elucidate the role of a novel angiogenesis gene, aiming to identify and validate additional drug targets for the modulation of angiogenesis.

The important role of our current commercial and academic partnerships in contributing to Bionomics' value chain is shown in the diagram below:



The Value Chain & Partnerships
Bionomics Limited
Research
Development
Target Identification
Target Validation
Drug Discovery
Preclinical Development
Clinical Trials
Regulatory
Sales & Marketing
Hybrigen
Johnson-Johnson
Johnson-Johnson
Johnson-Johnson
Women's & Children's Hospital
Genmab
Genmab
HANSON

PATENTS

The patent portfolio is one of Bionomics' key performance measures. Over the past 12 months, the portfolio has expanded from 230 gene discoveries to cover in excess of 370 genes and genetic variations associated with its epilepsy, breast cancer and angiogenesis research.

In terms of patent filings, in July 2002 Bionomics filed an international PCT patent application covering 148 gene variants, including 98 new gene variants in validated drug targets which are related to central nervous system disorders including epilepsy, Alzheimer's and Parkinson's diseases. In breast cancer we have seven international PCT patent applications covering 112 novel breast cancer genes. In the angiogenesis research area we have three patent applications covering 20 novel genes and 94 genes not previously associated with angiogenesis.

In the forthcoming year, Bionomics expects to progress these and other patent applications through the patent process, as well as filing new provisional patent applications as further results emerge from Bionomics' research programs.

PEOPLE

In the past 12 months Bionomics' organisational structure has matured from a virtual biotech company with largely outsourced research activities to an in-house, state-of-the-art operation focusing on the identification and validation of high value drug targets and on building its future drug discovery capability.

In a deliberate effort to build a strong commercial and scientific base, we have appointed new members of the team in the commercial area of business development, and the research areas of genomics, bioinformatics, proteomics and cell biology.

- Internationally acclaimed Adelaide geneticist Dr David Callen joined Bionomics as Head of Genomics in November 2001. Formerly the Head of the Cytogenetics Unit in the Department of Cytogenetics and Molecular Genetics at the Women's and Children's Hospital, Dr Callen has been associated with Bionomics since its inception. As the senior editor of Human Chromosome 16, Dr Callen led the only Australian group to participate in the International Human Genome Project.



Left to right: Dr Thomas Gonda, Dr John Mulley, Dr David Callen, Dr Ralf Brandt and Dr Gabriel Kremmidiotis

- Francis Placanica was appointed as Vice President of Business Development in December 2001 to further expand Bionomics' commercial position in global markets. Formerly Legal Counsel for Faulding Pharmaceutical Asia Pacific, Mr Placanica's extensive commercial background in science and law will provide Bionomics with a vital combination of skill sets to successfully commercialise its innovative intellectual property portfolio.
- Leading South Australian molecular geneticist and immunologist Dr Gabriel Kremmidiotis was appointed Head of Bioinformatics in January 2002. Formerly Senior Medical Scientist at the Department of Cytogenetics & Molecular Genetics at the Women's & Children's Hospital in Adelaide, Dr Kremmidiotis has been an active player in the area of genomics research with several patent inventions on breast cancer tumour suppressor genes.
- Dr Andy Dunbar joined Bionomics as Head of Proteomics in March 2002. Dr Dunbar is a molecular biologist and protein biochemist. He has concentrated much of his career on investigating the function of molecules called growth factors; in particular, how they regulate the growth, differentiation and survival of cells and how the signals generated by these molecules are defective in disease. Dr Dunbar has two patent inventions related to this work.
- Dr Ralf Brandt joined Bionomics as Head of Cell Biology in June 2002. A leading international molecular biologist, Dr Brandt specialises in cancer research. For the past 15 years he has worked in senior research positions at the headquarters of the international pharmaceutical company, Novartis Pharma Inc., in Basle, Switzerland. Dr Brandt's research has generated two international patents in the field of cancer therapy and three use patents in Germany. Dr Brandt's extensive background in pharmaceutical and cancer research will contribute greatly to Bionomics' breast cancer, angiogenesis and epilepsy programs.

R&D MILESTONES ACHIEVED

The biotech industry is an industry where research breakthroughs are a fundamental mechanism for the creation of value. I am pleased to report that during 2001/2002 Bionomics made considerable research progress, achieving major R&D objectives. Key highlights of the past 12 months include:

- Bionomics' epilepsy project is now drug discovery ready and the Company has now established its proprietary ionX™ Discovery Platform for drug discovery. Progress in the epilepsy project has enabled Bionomics to develop a new strategy for the discovery of potentially more specific and effective drugs to treat epilepsy based on certain ion channel defects associated with the condition. Detailed functional studies on epilepsy genes involved in the Idiopathic Generalised Epilepsies have enhanced our understanding of the causes of this serious condition which affects two percent of the population. In an exciting development, the first of our animal models expressing human genes associated with epilepsy is now available for study. The generation of these models is a world first and they are likely to play a valuable role in the discovery and development of better treatments for epilepsy.
- Since acquiring worldwide rights to the angiogenesis genes identified by a novel molecular and cell biological model devised at the Hanson Centre for Cancer Research, the number of genes identified has increased from 56 to 114. This is the result of the screening of 900 cDNA clones and represents an encouraging milestone achievement. The discovery of genes associated with angiogenesis and their validation as drug targets presents a number of significant commercial opportunities for Bionomics.
- A significant breakthrough has been achieved in Bionomics' breast cancer project with the finding that BNO64 is implicated in the development of approximately 50 percent of breast cancers, suggesting that BNO64 is a major breast cancer tumour suppressor gene. A crucial research milestone was achieved with the demonstration that BNO64 blocks breast cancer cell growth. This research may open the way to therapies based on restoring the activity of the BNO64 gene and its protein to suitable breast cancer sufferers, as well as new breast cancer diagnostic products.



Bionomics' executive team, left to right: Francis Placanica, Dr Deborah Rathjen, Dr Thomas Gonda and Jill Mashado

THE YEAR AHEAD

Bionomics' strategy to focus on patents, partnerships and people, together with the achievement of our R&D objectives, places the Company in a stronger position to translate our gene discoveries into revolutionary new products. We have clearly defined R&D objectives for each of our programs in the coming year. These objectives are shown on pages 19, 21 and 23.

Our corporate priorities in 2002/2003 will be to:

- Support our current global partnerships and build further partnerships for translating our epilepsy, breast cancer and angiogenesis gene discoveries into therapeutic and diagnostic products.
- Attract capital to build internal drug discovery in order to maximise the value to shareholders of selected high value proprietary Bionomics drug targets.

Bionomics' business is about translating our gene discoveries into new drug treatments, diagnostics and gene therapies for serious medical conditions, bringing about improved outcomes for patients and delivering maximum returns to our shareholders. For this reason, building an internal drug discovery capability is a priority for Bionomics.

We are on target in our R&D projects and our business strategy is succeeding, as evidenced by the recent partnerships to accelerate the development of our gene-based discoveries into products for the treatment of cancer and other angiogenesis-related medical conditions. Importantly, Bionomics is now well structured and funded. We will continue to leverage our world-class science to attract additional global partnerships and achieve further success.

Dr Deborah Rathjen
Chief Executive Officer and Managing Director
9 September 2002

Bionomics Limited

Delivering on our objectives

Bionomics' Scorecard 2001-2002

CORPORATE OBJECTIVES	RESULTS
Progress epilepsy, breast cancer and angiogenesis gene discoveries into the international patenting phase.	Three international PCT patent applications in validated drug targets related to central nervous system disorders, including epilepsy, Alzheimer's and Parkinson's diseases. Two additional provisional patent applications filed in relation to epilepsy gene discoveries. Three provisional patent applications for genes involved in angiogenesis. Five international PCT patent applications for breast cancer.
Progress commercial prospects through licensing deals for Bionomics' intellectual property. *And* Establish more international alliances to enhance Bionomics' ability to compete globally in genomics research.	**September 2001/January 2002:** R&D collaboration with Hybrigen Inc., to discover drug targets in the angiogenesis and breast cancer projects. **March 2002:** Bionomics and Genmab A/S collaboration to create and develop fully human antibodies to angiogenesis targets identified by Bionomics. **May 2002:** Collaboration agreement with Johnson & Johnson Research Pty Limited ("JJR") to validate angiogenesis drug targets.

R&D OBJECTIVES	RESULTS
Utilise the power of Bionomics' gene discovery platform to discover further genes associated with epilepsy, breast cancer and angiogenesis. *And* Validate Bionomics' gene discoveries as drug targets or markers for the diagnosis of disease.	Collaborations with Hybrigen, Genmab and JJR to accelerate development of drug targets and new treatments for breast cancer and angiogenesis-related pathologies. World-first animal models expressing a gene associated with inherited human epilepsy available for study and future drug discovery and development. In excess of 148 gene variants, including 98 new gene variants, in validated drug targets related to central nervous system disorders including epilepsy, Alzheimer's and Parkinson's diseases, pain and depression. Discovery that BNO64 is a major breast cancer tumour suppressor gene with an ability to block cancer growth. Angiogenesis gene discoveries have increased from 56 to 114, presenting a number of commercial opportunities.

Switching the current

Epilepsy

Epilepsy affects up to two percent of the world's population, and up to 30 percent of epilepsy patients are unable to obtain effective treatment. Those that do often suffer debilitating side effects.

Bionomics' epilepsy R&D program is well advanced. Our scientists were the first group in the world to identify a genetic variation associated with epilepsy. Technically speaking, we have identified genetic variations in ion channel genes that are associated with epilepsy, including neuronal nicotinic acetylcholine receptors, GABA receptors, sodium channels and potassium channels. This means that Bionomics is at the forefront of medical research and is spearheading the search for breakthrough treatments to combat this dangerous condition.

We are working to develop novel classes of drugs to treat epilepsy at its cause, more effectively and more safely than existing treatments. Our gene discoveries are also potentially powerful tools for the accurate diagnosis of epilepsy.

Bionomics' ion channel gene discoveries also present a unique opportunity to develop treatments for other neurological disorders, including schizophrenia, anxiety, depression, Alzheimer's disease and Parkinson's disease.

One example of Bionomics' epilepsy gene discoveries is the GABA receptor which acts on brain cells to allow chloride ions to pass into the cells. When a GABA receptor does not function correctly, it causes chemical and electrical imbalances which can contribute to the various neurological disorders.



Cl⁻
extracellula
intracellula

GABA receptor

Bionomics has identified changes in GABA receptors which cause them to misfunction – thus Bionomics' discoveries will lead to new ways of switching the current and controlling epileptic seizures. In a world first, Bionomics has this year produced a mouse model for inherited human epilepsy – a key step in researching and developing new treatments for epilepsy.

Epilepsy Program R&D Objectives 2002-2003

- The completion of studies to ensure further Bionomics epilepsy ion channel targets are drug discovery ready and will underpin future drug discovery partnerships.
- Identification of non-ion channel drug targets for the development of novel anti-epileptic drugs.

Angiogenesis

Tumours require oxygen and nutrients for their survival. To achieve this, they are located close to blood vessels where they grow by recruiting new blood vessels in a process known as angiogenesis.

As the tumour continues to grow, the blood vessels allow the tumour cells to enter the blood, leading to the spread of cancer. Inflammatory diseases such as rheumatoid arthritis rely on a similar process.


Extracellular matrix
Tumour
Artery or vein
Malignant tumour
Angiogenic sprouting
Tumour invasion
Endothelial cells

A. Simplified overview of angiogenesis

Bionomics aims to identify genes that regulate angiogenesis. Bionomics' scientists are also working to design treatments that act on those genes in a targeted manner, to inhibit angiogenesis and thereby starve tumours and reduce their spread.


Dead cell
Tumour detection
Administration of drug
Tumour regression.

B. When an anti-angiogenic drug is administered

Bionomics has access to a unique human molecular and cellular model of angiogenesis from which, to date, Bionomics has identified over 100 genes involved in blood vessel formation. These genes are potential targets to develop new forms of therapeutic treatments.

One promising example of a Bionomics gene is BNO152. This gene has been identified in the angiogenic process associated with liver cancer and lung cancer – two life-threatening cancers which are difficult to treat.


Hum MAb 1
Hum MAb 2
H_2N
extracellular
intracellular
COOH

BNO152

With our partner Genmab A/S, one of the world's leading human antibody product development companies, Bionomics is developing therapeutic antibodies targeted to BNO152, to treat liver cancer and lung cancer.

Bionomics is also working with Genmab A/S and its other partners to validate other angiogenesis targets leading to new therapeutic approaches.

Angiogenesis Program R&D Objectives 2002-2003

- Achieve the milestones under our Johnson & Johnson collaboration agreement demonstrating the effectiveness of Johnson & Johnson's compounds in modulating Bionomics' angiogenesis targets.
- Identify and select human monoclonal antibodies for further development as part of our collaboration with Genmab.
- Identify and validate additional drug targets for the treatment of diseases associated with inappropriate angiogenesis using Bionomics' internal resources and in collaboration with Hybrigen.

Attacking the onset

Breast Cancer

Breast cancer continues to be a serious disease globally, with more than 350,000 new cases diagnosed each year in the United States and Europe alone.

Bionomics' goal is to identify cancer-causing genes. Our breast cancer research is focused on chromosome 16 which is involved in early stage breast cancer. We are pioneers in this field and are recognised as having a clear, global competitive advantage in the identification of genes involved in early stage breast cancer.

PROTECTIVE GENES

Bionomics' scientists have identified a number of tumour suppressor genes on chromosome 16 which play an important role in protecting against breast cancer.

One of these genes is BNO64, a tumour suppressor gene, which we have found is inactive in over 50 percent of breast cancer samples screened. When researchers activated BNO64 and reintroduced it into breast cancer cell lines, the cancer cells were prevented from growing.



Cell Line A
Cell Line B
Cell Line C
Vector (-BN064)
Vector (+BN064)

BN064 inhibits breast cancer growth

The promise of BNO64 and other tumour suppressor genes which Bionomics has identified is enormous. We are powering ahead in our efforts to develop early stage diagnosis of breast cancer and the methods to treat the disease at its onset. Our aim is to play a role in the development of gene-based diagnostic tests for breast cancer and to see our gene discoveries form the basis of effective breast cancer treatments.

DESTRUCTIVE GENES

Bionomics is also leveraging its world-class expertise in breast cancer genomics to identify genes which, when expressed uncontrollably, enable cancer to develop. These genes, together with genes identified from Bionomics' angiogenesis program involved in breast cancer, will be the targets for the design of new drugs for the treatment of breast cancer.

Breast Cancer Program R&D Objectives 2002-2003

- Validate BN064 as an important breast cancer tumour suppressor gene and obtain data which will support the use of BN064 as a diagnostic/prognostic marker of breast cancer.
- Identify and validate novel breast cancer genes and drug targets using our expanded platform, which now includes retroviral expression screens, antisense technology, proteomics and DNA microarray.

Bionomics Limited

Bionomics' stamp of authority

Bionomics' Patents

Bionomics' value lies in its technologies, its discoveries and developments, and its patents. Management is keenly focused on protecting and growing these valuable assets.

Bionomics has developed a strong patent position – 19 patents and patent applications – because of the extraordinary levels of innovation directed at all our work. Over the past year eight of Bionomics' patent applications progressed into the international stage.

Bionomics' patent applications include:

- 374 genes and genetic variations;
- diagnostic and therapeutic applications of Bionomics' gene discoveries; and,
- Bionomics' groundbreaking animal models and drug discovery platforms related to ion channels.

Bionomics' earlier patent applications are now achieving major milestones in their progression through international examination and national phase entry.


1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41
Provisional Application
PCT
Search Report / Preliminary Examination
International Entry
Epilepsy
1
2
3
4
5
6
7
8
9
Angiogenesis
1
2
3
Breast Cancer
1
2
3
4
5
6
7
Legend
as at September 2001
as at September 2002

Bionomics Limited

Public recognition of Bionomics' people and discoveries

Publications and Presentations

Bionomics' researchers and research discoveries continue to achieve worldwide recognition of excellence through publications in esteemed scientific journals, presentations at industry-leading conferences and symposia, and prestigious awards.

PRESENTATIONS

During the year, Bionomics' researchers and management presented at the following conferences:

Dr Deborah Rathjen, CEO & Managing Director:

- CHIF/ABA: Realising Australian Innovation, August 2001, Sydney, Australia;
- Cancer Forum, August 2001, McLaren Vale, Australia;
- BioPartnering Europe, October 2001, London, UK;
- BioEurope, November 2001, Munich, Germany;
- BioBusiness Asia, February 2002, Taipei, Taiwan;
- Biotechnology 2002, April 2002, Sydney, Australia;
- Financing Biotechnology, May 2002, Sydney, Australia;
- BioRelationships Boston, June 2002, Boston, USA; and,
- BIO2002, June 2002, Toronto, Canada.

Dr Thomas Gonda, Chief Scientist:

- Lorne Genomics Conference, February 2002, Lorne, Australia.

Dr David Callen, Head of Genomics:

- Lorne Cancer Conference, February 2002, Lorne, Australia.

Dr Steve Petrou, Head of Biophysics:

- American Epilepsy Society Meeting, November 2001, Philadelphia, USA;
- Lankenau Institute for Medical Research, December 2001, Philadelphia, USA;
- Australian Neuroscience Society Conference, February 2002, Sydney, Australia;
- John Curtin School for Medical Research, March 2002, Canberra, Australia; and,
- St Vincent's Institute for Medical Research, June 2002, Melbourne, Australia.

Professor Grant Sutherland,
Scientific Advisory Board Co-Chair:

- Society of Hospital Pharmacists of Australia, November 2001, Hobart, Australia;
- Financial Services Conference, April 2002, Canberra, Australia;
- World Congress on Information Technology, February 2002, Adelaide, Australia; and,
- Royal Australian and New Zealand College of Opthalmologists (Ida Mann lecturer), October 2001, Adelaide, Australia.

Professor Sam Berkovic, Scientific Advisory Board Member:

- Epilepsy MiniFellow Symposium SIV, December 2001, Philadelphia, USA;
- Boston Epilepsy Society, January 2002, Boston, USA; and,
- Neurology Grand Rounds, Harvard Medical School and Yale University School of Medicine, December 2001 and January 2002, Boston and New Haven, USA.

PUBLICATIONS

Bionomics' scientists had their research published in the following peer-reviewed journals during the year:

- Lancet;
- Nature Genetics;
- American Journal of Human Genetics;
- Brain;
- Brain Development;
- Cancer Research;
- Epilepsia;
- Genome Research; and,
- Neurology.

For further details of these publications, please visit Bionomics' web site at www.bionomics.com.au.

APPOINTMENTS AND AWARDS

Bionomics' management and scientists were also honoured with high profile appointments and awards throughout the year.

Dr Deborah Rathjen, CEO and Managing Director:

- Member, Australian Biotechnology Advisory Council (formed by the Commonwealth Minister for Industry, Tourism and Resources); and,
- Member, Biological Committee of the Industry Research and Development Board.

Professor Grant Sutherland,
Scientific Advisory Board Co-Chair:

- Member, Commonwealth Department of Veterans Affairs Scientific Advisory Committee; and,
- Recipient of the 2001 Ramaciotti Medal for excellence in biomedical research.

Professor Sam Berkovic,
Scientific Advisory Board Member:

- Eccles Lecturer, Australian Neuroscience Society Conference, February 2002, Sydney, Australia.

Board of Directors



Mr Fraser Ainsworth
BComm, FAICD, FCPA
Chairman

Fraser Ainsworth is the founding Chairman of Bionomics. He is Co-founder & Director of Potential Energy Pty Ltd, Chairman of Bligh Oil & Minerals N.L., Deputy Chairman of Tarac Australia Pty Ltd and non-executive Director of Aspen River Pty Ltd. He is the former Managing Director of SAGASCO Holdings Ltd (1988-94); and was employed with CSR for 26 years, mainly in CSR's resources and energy business, including four years as Managing Director of Adelaide-based Delhi Petroleum Pty Ltd. Previous Chairmanships include the then South Australian Government owned electricity generator, SA Generation Corporation ("SAGC") and SAGC's subsidiary, Synergen Pty Ltd. Amongst other community activities, Mr Ainsworth is a member of the Council of Governors of St Peter's College, Adelaide.



Dr Deborah Rathjen
BSc (Hons), PhD
CEO and Managing Director

Dr Deborah Rathjen joined Bionomics in June 2000 from Peptech Limited, where she was Manager of Business Development and Licensing. Dr Rathjen was a co-inventor of Peptech's TNF technology and leader of the company's successful defence of its key TNF patents against a legal challenge by BASF, providing Peptech with a strong commercial basis for licensing negotiations with BASF, Centocor and other companies with anti-TNF products. Dr Rathjen has significant experience in research, business development and licensing. She is an expert in the field of cell biology with specific expertise in inflammation and cancer. Dr Rathjen has recently been appointed as a key industry representative on the Federal Government's newly-formed Australian Biotechnology Advisory Council.



Dr Chris Henney
PhD, DSc
Non-Executive Director

Dr Henney is the Chairman and Chief Executive Officer of Dendreon Corporation, a Seattle-based biotech company specialising in the development of immunologically-based cancer therapies, a position held since May 1995. Dr Henney co-founded ICOS Corporation, another publicly-held US biotech company, where from 1989 to 1995 he served as Executive Vice President, Scientific Director and Director. Dr Henney also co-founded Immunex Corporation, a publicly-held US biotech company until its recent merger with Amgen in the biggest conglomeration in biotech history. At Immunex from 1981 to 1989 he held various positions including Director, Vice Chairman and Scientific Director. He was also a former academic immunologist at Johns Hopkins Medical School and The Fred Hutchinson Cancer Centre. Dr Henney received a DSc for his contributions to Immunology, a PhD in Experimental Pathology and a BSc with Honours from the University of Birmingham, England.



Dr George Morstyn
MB BS, PhD, FRACP
Non-Executive Director

Dr George Morstyn is the former Senior Vice President of Development and Chief Medical Officer of Amgen Inc., the world's largest independent biotech company specialising in human therapeutics. Dr Morstyn was responsible for the development and regulatory approval of all Amgen products and managed Amgen's interface between the medical community and the Food and Drug Administration. Dr Morstyn has now returned to Australia and is an advisor to Amgen.



Mr Peter Maddern
MM, LLB, BEc
Non-Executive Director

Managing Director, Palmerston Projects Pty Ltd. Formerly Executive Director of Bionomics between July 1997 and July 2000 and responsible for the formation of the Company and the raising of seed capital from financiers.

Corporate Governance Statement

The directors are responsible to the shareholders for the performance of the Company in both the short and longer term and seek to balance these sometimes competing objectives in the best interests of the Company as a whole. Their focus is to enhance the interests of shareholders. The Board draws on relevant corporate governance best practice principles to assist it to contribute to the performance of the Company.

Day to day management of the Company's affairs and implementation of corporate strategy and policy initiatives are delegated by the Board to the CEO/Managing Director and senior executives.

The functions of the Board include:

- review and approval of corporate strategies, the annual budget and financial plans;
- overseeing and monitoring organisational performance and the achievement of the Company's strategic goals and objectives;
- monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company's auditors;
- appointment of, and assessment of the performance of, the Chief Executive Officer;
- ensuring there are effective management processes in place and approving major corporate initiatives;
- enhancing and protecting the reputation of the Company;
- ensuring the significant risks facing the Company have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place; and,
- reporting to shareholders.

A description of the Company's main corporate governance practices is set out below.
All these practices, unless otherwise stated, were in place for the entire year.

The Board of Directors

The agreed role and responsibilities of the Board are summarised as follows:

Governance – to ensure that management runs the Company in the interests of shareholders, other stakeholders and in accordance with the law.

Performance – to support the Chief Executive Officer and the senior management team in achieving Board approved objectives and taking appropriate remedial action if these objectives are not achieved.

The Board operates as follows:

- regular meetings are held generally on a monthly basis, with additional meetings at shorter notice when necessary;
- at the date of signing the Directors' Report the Board consisted of four non-executive directors and one executive director, Dr Deborah Rathjen;
  (Further information about the directors is set out in the Directors' Report under the heading 'Information on Directors')
- the Board may appoint additional directors to fill casual vacancies; directors may also be appointed by shareholders at a general meeting;
- all Board members are involved in Board succession planning and therefore no nomination committee has been established for this purpose;
- the Company seeks to have a Board balanced in experience and a wide range of expertise and skills;
- the Company's Constitution specifies that (with the exception of the Managing Director) one third of directors must retire by rotation at each annual general meeting and, in any event, no director may hold office later than the third annual general meeting following their last election; and,
- the Board has adopted a formal policy governing trading by directors, employees and contractors in the Company's securities.

The Board has established a Compensation Committee, consisting of two non-executive directors and an Audit Committee, consisting of three non-executive directors.

All matters determined by the Compensation and Audit Committees are submitted to the full Board as recommendations for Board decision.

Independent professional advice

Issues of substance are considered by the Board with external advice from its professional advisers as required.

The Board's individual members have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior written approval of the Chairman is required, but this will not be unreasonably withheld.

Compensation Committee

The Compensation Committee was established in July 2001 and consists of the following non-executive directors:

- Mr Fraser Ainsworth
- Dr Christopher Henney

The Compensation Committee makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the Committee having regard to performance, relevant comparative information and the Company's financial performance. As well as base salary, remuneration packages include superannuation, performance-related bonuses and fringe benefits. Executives are also eligible to participate in the Bionomics Limited Employee Share Option Plan.

Remuneration packages are set at levels that are intended to attract and retain first class executives capable of managing the Company's operations and achieving the Company's strategic objectives.

Remuneration and other terms of employment for the Chief Executive Officer, Chief Scientist, Vice President of Business Development and Finance Manager/Company Secretary are formalised in employment contracts.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Further information on directors' and executives' remuneration is set out in the Directors' Report and notes 6 and 7 to the financial statements.

Audit Committee

The Audit Committee was established in July 2002 and consists of the following non-executive directors:

- Mr Peter Maddern (Chairman)
- Mr Fraser Ainsworth
- Dr George Morstyn

The main responsibilities of the Audit Committee are to:

- review and report to the Board on the annual report, the half-year financial report and all other financial information published by the Company or released to the market;
- assist the Board in reviewing the effectiveness of the organisation's internal control environment covering:
  - effectiveness and efficiency of operations
  - reliability of financial reporting
  - compliance with applicable laws and regulations;
- recommend to the Board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and the auditor's independence; and,
- review the level of non-audit services provided by the external auditors and ensure it does not adversely impact on auditor independence.

Risk assessment and management

The consideration and approval by the Board of the annual budget and each major activity undertaken by the Company and regular management reports assist the Board to identify areas of significant business risk and to implement strategies to manage those risks.

Continuous disclosure

The Chief Executive Officer has been nominated as the person responsible for communications with the Australian Stock Exchange ("ASX"). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

Financial reporting

The Board is responsible for overseeing the existence and maintenance of internal controls and accounting systems along with considering the appropriateness of the financial policies adopted in the financial reporting process.

Directors' Report

Your directors present their Report on the financial statements of the Company for the financial year ended 30 June 2002.

DIRECTORS

The following persons were directors of Bionomics Limited during the whole of the financial year and up to the date of this Report:

- Mr Fraser Ainsworth, Chairman
- Dr Deborah Rathjen, Chief Executive Officer and Managing Director
- Dr Christopher Henney, Non-Executive Director
- Mr Peter Maddern, Non-Executive Director

Dr George Morstyn was appointed a director on 8 August 2001 and continues in office at the date of this Report.

Dr Warren Kinston was a director from the beginning of the financial year until his retirement on 8 November 2001.

PRINCIPAL ACTIVITIES

The principal activities of the Company during the financial year were:

(a) To identify particular human genes or the proteins they encode which can be shown to have a role in the onset or progression of disease, in particular epilepsy, breast cancer and pathologies associated with angiogenesis.

(b) Identification of strategic alliances and new project opportunities which enhance the competitive advantage of the Company within the genomics sector of the biotechnology industry.

OPERATING RESULTS

The operating loss of the Company after income tax for the year ended 30 June 2002 amounted to $3,489,730.

DIVIDENDS PAID OR RECOMMENDED

The directors do not propose to make any recommendations for dividends for the current financial year.

REVIEW OF OPERATIONS

A summary of operations during the reporting period is set out below:

- In August 2001 the Company received funding in the first tranche of the Federal Government's new Biotechnology Innovation Fund Scheme. This was followed by the award of a $1.74 million R&D Start Grant in December 2001.
- In September 2001 the Company announced that it had made a significant breakthrough in its breast cancer project with the finding that a candidate breast cancer tumour suppressor gene, code named BN064, is implicated in the development of approximately 50 percent of breast cancers, suggesting that BN064 is a major breast cancer tumour suppressor gene.
- Since establishing the Company's alliance with Ozgene Ltd in June 2001, Bionomics has subsequently formed a second technology alliance with Hybrigen Inc, a privately held company based in Dallas, Texas, to collaborate in the discovery of additional drug targets in breast cancer. This strategic alliance was further expanded to cover a novel gene regulator of angiogenesis.
- A collaboration with Genmab A/S was announced in March 2002 to create and develop fully human antibodies to angiogenesis targets identified by Bionomics. This collaboration was extended to cover three targets in May 2002.
- A collaborative research agreement was signed with Johnson & Johnson Research Pty Limited in May 2002 to validate Bionomics angiogenesis drug targets using proprietary Johnson & Johnson compounds.
- The filing of an international PCT patent application covering 148 gene variants, including 98 new gene variants, in validated drug targets which are related to central nervous system disorders including epilepsy, Alzheimer's and Parkinson's disease.

A detailed review of operations is set out in the sections headed 'The Chairman's Report' and 'The Chief Executive Officer's Report' on pages 4 to 15 of the Annual Report.

EARNINGS PER SHARE

	2002 Cents	2001 Cents
Basic earnings per share (cents per share)	(9.5)	(11.5)
Diluted earnings per share (cents per share)	(7.5)	(7.2)

The basic and diluted earnings per share amounts have been calculated using the total changes in equity other than those resulting from transactions with owners as owners figure in the Statement of Financial Performance.

Bionomics Limited

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of the Company during the financial year were as follows:

(a) An increase in contributed equity of $3,291,637 (from $15,806,101 to $19,097,738) as a result of:

	2002 $
Issue of 350,000 fully paid ordinary shares at $1.05 each in a private share placement	367,500
Issue of 60,948 fully paid ordinary shares at 80.7 cents each to non-executive directors in lieu of one-third of directors fees	49,185
Issue of 5,760,740 fully paid ordinary shares at 50 cents each on exercise of options granted to subscribers of the Prospectus	2,880,370
Issue of 300,000 fully paid ordinary shares at 50 cents each on exercise of options granted to Taylor Collison on underwriting the IPO Prospectus	150,000
	3,447,055
Less capital raising costs associated with the private placement	11,399
Less underwriting costs associated with the IPO Options	144,019
	3,291,637

(b) Net cash received from the increase in contributed equity amounting to $3,242,452 will be used to continue funding existing projects focussing on those areas of research which will allow the Company to both enhance the value of its existing breast cancer, epilepsy and angiogenesis intellectual property and also to broaden its portfolio of intellectual property.

	2002 $
(c) Individually significant gains	
Facilitation Package	560,000
Rail Reform Grant	250,000

(d) Handover of the Bionomics' Research Facility occurred on 1 March 2002. The Company entered into a Deferred Purchase Agreement with the Industrial and Commercial Premises Corporation ("ICPC"), a South Australian Government Agency and paid a 15 percent deposit on 11 September 2001. The South Australian Government also provided an attractive facilitation package to the Company to offset a portion of the costs involved and a Rail Reform Grant was received from the Federal Government. The Research Facility has been recorded as a Non-Current Asset of the Company at an estimated final cost of $6,024,560. Until such time as ICPC provide the Company with an actual final cost, the Company is making interest only repayments on the loan.

BIONOMICS LIMITED EMPLOYEE SHARE OPTION PLAN

The Bionomics Limited Employee Share Option Plan was approved by the Board in June 2002 and shareholder approval of the plan will be sought at the 2002 Annual General Meeting. Staff eligible to participate in the plan are those who have been a full time or part time employee of the Company for a period of not less than six months or a director of the Company.

Options are granted under the plan for no consideration. Options are exercisable over a five year period with the first tranche becoming exercisable on the first anniversary of the date of acceptance of the invitation to participate in the plan. The employees' entitlements to the options are vested (ie they are not conditional on future employment) as soon as they become exercisable. Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share.

The exercise price of an option is based on the weighted average closing price at which the Company's shares are traded on the Australian Stock Exchange during the seven trading days immediately preceding the date of an invitation. Amounts receivable on the exercise of options are recognised as share capital.

To date, 1,653,333 options have been issued under the plan and shareholder approval for the issue of these options will be sought at the 2002 Annual General Meeting.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

On 9 September 2002 the Company announced that it had achieved a major breakthrough in its epilepsy program with the creation of the world's first animal model of inherited human epilepsy. The model incorporates a genetic change associated with epilepsy which was discovered by Bionomics. This development, in combination with Bionomics' ionX™ discovery platform, accelerates Bionomics' ion channel drug discovery activities for the development of novel therapeutics for the treatment of epilepsy and other central nervous system disorders.

The financial effects of the above transaction have not been brought to account at 30 June 2002.

No other matters or circumstances have arisen since 30 June 2002 that have significantly affected or may significantly affect:

(a) the Company's operations in future financial years, or

(b) the results of those operations in future financial years, or

(c) the Company's state of affairs in future financial years.

LIKELY DEVELOPMENTS

The Company will continue to discover genes associated with human disease and will seek to commercialise the outcomes of its research and development activities as outlined in the 'The Chairman's Report' and the 'The Chief Executive Officer's Report' on pages 4 to 15 of the Annual Report.

Further information on likely developments in the operations of the Company and the expected results of operations have not been included in this report because further disclosure would not be in the Company's best interests.

ENVIRONMENTAL REGULATION

No significant environmental regulations apply to the Company.

INFORMATION ON DIRECTORS

Director	*Experience*	*Special responsibilities*	*Particulars of directors' interests in shares and options* Ordinary Shares	Options
Mr Fraser Ainsworth BComm, FAICD, FCPA	Chairman for 4 years. Director of several companies. Former Managing Director of SAGASCO Holdings Ltd.	Non-executive Chairman. Member of Compensation Committee and Audit Committee.	108,994	1,000,000
Dr Deborah Rathjen BSc (Honours), PhD	Managing Director for 2 years. Former General Manager of Business Development and Licensing at Peptech Limited.	Managing Director.	200,000	1,700,000
Dr Christopher Henney PhD, DSc	Non-executive Director for 4 years. Founder of two public biotechnology companies. Director of several US public companies.	Member of Compensation Committee.	241,529	300,000
Mr Peter Maddern MM, LLB, BEc	Non-executive Director for 3 years. Formerly Executive Director for 3 years.	Chairman of Audit Committee.	426,457	300,000
Dr George Morstyn MB, BS, PhD, FRACP	Non-executive Director for 1 year. Former Senior Vice President of Development and Chief Medical Officer of Amgen Inc.	Member of Audit Committee.	143,567	200,000

Directors' interests include shares and share options of the Company held directly or beneficially by directors of the Company or their director-related entities.

MEETINGS OF DIRECTORS

During the financial year, 10 meetings of directors were held. The numbers of meetings attended by each director were as follows:

	Meetings Eligible to Attend	Meetings Attended
Mr Fraser Ainsworth	10	10
Dr Deborah Rathjen	10	10
Dr Christopher Henney	10	8
Dr Warren Kinston	5	4
Mr Peter Maddern	10	9
Dr George Morstyn	8	8

The Compensation Committee, consisting of Fraser Ainsworth and Christopher Henney, was formed on 4 July 2001, and four meetings were held during the financial year.

The Audit Committee, consisting of Fraser Ainsworth, Peter Maddern and George Morstyn was formed on 25 July 2002 and therefore no meetings were held during the financial year.

RETIREMENT, ELECTION AND CONTINUATION OF DIRECTORS

Warren Kinston retired as a director on 8 November 2001 and did not offer himself for re-election.

George Morstyn was appointed a director on 8 August 2001. In accordance with sub-clause 44.3 of the Company's Constitution, Dr Morstyn retired as a director at the annual general meeting held on 8 November 2001, and, being eligible, was subsequently elected.

Fraser Ainsworth, in accordance with clause 46 of the Company's Constitution, is the director retiring by rotation who, being eligible, offers himself for re-election.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

The Compensation Committee, consisting of two non-executive directors, advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the Committee having regard to performance against goals set at the start of the year, relevant comparative information and the Company's financial performance. As well as a base salary, remuneration packages include superannuation, performance-related bonuses and fringe benefits. Executives are also eligible to participate in the Company's Employee Share Option Plan.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the Company's operations.

Remuneration and other terms of employment for the Chief Executive Officer, Chief Scientist, Vice President Business Development and Finance Manager/Company Secretary are formalised in employment contracts.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Details of the nature and amount of each element of the emoluments of each director of Bionomics Limited and senior executives of the Company are set out in the following tables.

Bionomics Limited

DIRECTORS' AND EXECUTIVES' EMOLUMENTS cont

Directors	Executive Salary $	Director's Fees $	Other Cash Benefits $	Bonus $	Superannuation Contributions $	Non-Cash Benefits $	Share Options $	Total $
Mr Fraser Ainsworth	0	33,333	0	0	2,667	16,667	0	52,667
Dr Deborah Rathjen	228,500	0	0	25,000	8,803	12,697	0	275,000
Dr Warren Kinston	0	7,178	62,722	0	0	3,589	0	73,489
Dr Christopher Henney	0	20,000	0	0	0	10,000	0	30,000
Mr Peter Maddern	0	20,000	0	0	1,600	10,000	0	31,600
Dr George Morstyn	0	12,904	0	0	1,032	8,931	12,350*	35,217

* On 8 November 2001 shareholders at the Annual General Meeting approved the issue of 200,000 share options to George Morstyn. These options were offered to Dr Morstyn on his commencement as a director of the Company on 8 August 2001. The directors, having considered the terms of the options, have attributed a dollar value of $12,350 to these options.

Executives	Base Salary $	Bonus $	Superannuation Contributions $	Non-Cash Benefits $	Share Options $	Total $
Thomas Gonda Chief Scientist	125,200	0	19,800	0	22,016*	167,016
Francis Placanica Vice President Business Development (7 January 2002 to 30 June 2002)	51,404	0	4,112	5,701	18,347*	79,564
Jill Mashado Finance Manager/ Company Secretary	75,951	10,000	6,876	0	12,720*	105,547

* On 21 June 2002 the following share options were issued to executives as part of the Company's Employee Share Option Plan:

Thomas Gonda	300,000
Jill Mashado	173,333
Francis Placanica	250,000

The directors, having considered the terms of the options, have included as part of remuneration a value for these options.

Executives are officers who are involved in, concerned in, or who take part in, the management of the affairs of the Company and report directly to the Chief Executive Officer.

SHARES AND SHARE OPTIONS GRANTED TO DIRECTORS AND EXECUTIVES

Shares and share options over unissued shares of the Company granted during or since the end of the financial year to any of the directors or executives of the Company as part of their remuneration were as follows:

- On 12 December 2001, 200,000 share options were issued to Dr George Morstyn. Details of these share options are contained in the section headed 'Directors' and Executives' Emoluments'.
- On 8 November 2001, 60,948 fully paid ordinary shares in the Company were issued to the following directors in the quantities specified:

Mr Fraser Ainsworth	20,652
Dr Christopher Henney	12,391
Dr Warren Kinston	4,447
Mr Peter Maddern	12,391
Dr George Morstyn	11,067

These shares were issued in lieu of directors' fees and have been included as a non-cash benefit in each of the directors total remuneration (refer to Directors' and Executives Emoluments section of this report).

- On 12 December 2001, 300,000 share options were issued to Dr Thomas Gonda, pursuant to an employment contract dated 18 May 2001 and shareholder approval at the Annual General Meeting held on 8 November 2001.
- On 21 June 2002, the following share options were issued to executives as part of the Company's Employee Share Option Plan:

Thomas Gonda	300,000
Jill Mashado	173,333
Francis Placanica	250,000

SHARES UNDER OPTION

Unissued ordinary shares of the Company under option as at 30 June 2002 are listed at Note 21 (c) Share options.

SHARES ISSUED ON THE EXERCISE OF OPTIONS

Shares of the Company issued on the exercise of options during the year ended 30 June 2002 are listed at Note 21 (c) Share options.

INSURANCE OF OFFICERS

During the financial year, the Company paid a premium of $44,940 to insure the director and officers of the Company.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of the Company, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

This Report is made in accordance with a resolution of the Board of Directors.

Director

Director

Dated this 9th day of September 2002

Statement of Financial Performance

for the year ended 30 June 2002

	Note	2002 $	2001 $
Total revenue from ordinary activities	3	2,058,767	599,014
Borrowing Costs		72,375	0
Depreciation and Amortisation expenses		433,632	253,565
Employee and Director Benefits expenses		930,934	649,486
Research and Development expenses		3,286,513	2,039,202
Shareholder and Investor Communications expenses		200,637	173,900
Travel expenses		188,505	224,300
Other expenses from ordinary activities		435,901	537,813
Loss from ordinary activities before income tax expense	4	(3,489,730)	(3,279,252)
Income tax expense	5	0	0
Loss from ordinary activities after income tax expense		(3,489,730)	(3,279,252)
Total changes in equity other than those resulting from transactions with owners as owners		(3,489,730)	(3,279,252)

		Cents	Cents
Basic earnings per share	9	(9.5)	(11.5)
Diluted earnings per share	9	(7.5)	(7.2)

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

Bionomics Limited

Statement of Financial Position

as at 30 June 2002

	Note	2002 $	2001 $
CURRENT ASSETS			
Cash assets	11	8,624,119	9,829,934
Receivables	13	99,321	84,686
Other	14	109,454	49,150
TOTAL CURRENT ASSETS		8,832,894	9,963,770
NON-CURRENT ASSETS			
Property, plant and equipment	15	6,906,457	723,724
Intangible assets	16	99,244	141,777
TOTAL NON-CURRENT ASSETS		7,005,701	865,501
TOTAL ASSETS		15,838,595	10,829,271
CURRENT LIABILITIES			
Payables	17	345,138	153,828
Interest bearing liabilities	18	127,100	0
Provisions	19	60,758	21,881
Other	20	309,841	416,611
TOTAL CURRENT LIABILITIES		842,837	592,320
NON-CURRENT LIABILITIES			
Interest bearing liabilities	18	4,956,900	0
Payables	17	50,000	50,000
TOTAL NON-CURRENT LIABILITIES		5,006,900	50,000
TOTAL LIABILITIES		5,849,737	642,320
NET ASSETS		9,988,858	10,186,951
SHAREHOLDERS' EQUITY			
Contributed equity	21	19,097,738	15,806,101
Retained profits (accumulated losses)	22	(9,108,880)	(5,619,150)
TOTAL SHAREHOLDERS' EQUITY		9,988,858	10,186,951

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

Statement of Cash Flows

for the year ended 30 June 2002

	Note	2002 $ Inflows (Outflows)	2001 $ Inflows (Outflows)
Cash flows from operating activities			
Grants received		1,653,189	261,736
Rent received		32,476	0
Payments to suppliers and employees (inclusive of goods and services tax)		(4,887,131)	(3,318,367)
Interest received		361,371	448,578
Borrowing costs		(72,375)	0
Net cash (outflow) from operating activities	10	(2,912,470)	(2,608,053)
Cash flows from investing activities			
Proceeds from sale of plant and equipment		1,227	0
Payments for purchases of property, plant and equipment		(1,537,024)	(433,861)
Net cash (outflow) from investing activities		(1,535,797)	(433,861)
Cash flows from financing activities			
Proceeds from share issue		3,397,870	8,698,133
Share issue expenses		(155,418)	(363,565)
Net cash inflow from financing activities		3,242,452	8,334,568
Net increase/(decrease) in cash held		(1,205,815)	5,292,654
Cash at the beginning of the reporting period		9,829,934	4,537,280
Cash at the end of the reporting period	11	8,624,119	9,829,934
Non-cash financing activities	12		

The above Statement of Cash Flows should be read in conjunction with the accompanying notes.

Notes to and forming part of the financial statements

for the year ended 30 June 2002

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(a) Income Tax

Tax effect accounting procedures are followed whereby the income tax expense in the Statement of Financial Performance is matched with the accounting loss after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

(b) Revenue recognition

Grant revenue and interest income is recognised upon being earnt as opposed to received.

(c) Receivables

All trade debtors are recognised at the amounts receivable as they are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when some doubt as to collection exists and in any event when the debt is more than 60 days overdue.

(d) Property, Plant and Equipment

Property, plant and equipment are brought to account at cost less, where applicable, any accumulated depreciation or amortisation. The carrying amount of property, plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the use and subsequent disposal of the assets. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The depreciable amount of all fixed assets is depreciated over their useful lives commencing from the time the asset is held ready for use, on either a prime or diminishing value basis depending on the type of asset.

The expected useful life of items of plant and equipment has been determined to be 3-15 years depending on the nature of the asset. The building (excluding the land cost) is being depreciated over 40 years.

The gain or loss on disposal of all fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in operating profit before income tax of the Company in the year of disposal.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Administrative plant and equipment	20-40%
Scientific plant and equipment	20-40%
Leasehold improvements	10-20%
Land	0%
Building	2.50%
Building Components	3-20%

(e) Research and Development

Costs incurred on research and development have been charged as expenses as incurred.

(f) Revaluations of Non-Current Assets

The land and building was recorded as a Non-Current Asset in March 2002, and is currently recorded at estimated final cost. This figure will be adjusted in the 2002/2003 financial year to record the actual final cost. A valuation for the land and building measured on the cost basis will be determined by an independent valuer once every three years and disclosed in the Company's financial report.

(g) Intangible Assets

Licences

Significant costs associated with licences are deferred and amortised on a straight line basis over five years, the period of their expected benefit.

(h) Employee Entitlements

Provision is made for the Company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount.

Contributions are made by the Company to employee superannuation funds and are charged as expenses when incurred.

As at 30 June 2002, the Company had twenty employees (2001 - eight). This figure excludes persons engaged under Service Contract Agreements at the Company's affiliated research institutes.

Bionomics Limited Employee Share Option Plan

The Bionomics Limited Employee Share Option Plan was approved by the Board in June 2002 and shareholder approval will be sought at the 2002 Annual General Meeting. Staff eligible to participate in the plan are those who have been a full time or part time employee of the Company for a period of not less than 6 months or a director of the Company.

Options are granted under the plan for no consideration. Options are exercisable over a five year period with the first tranche becoming exercisable on the first anniversary of the date of acceptance of the invitation to participate in the plan.

The employees' entitlements to the options are vested (ie they are not conditional on future employment) as soon as they become exercisable. Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share.

The exercise price of an option is based on the weighted average closing price at which the Company's shares are traded on the Australian Stock Exchange during the seven trading days immediately preceding the date of an invitation. Amounts receivable on the exercise of options are recognised as share capital.

To 30 June 2002, 1,653,333 options have been granted under the plan, with an exercise price of 81 cents. 1/5th of the options are exercisable each year commencing from June 2003, and expire five years from the date they became exercisable. No options under the plan were exercised during the year.

The number of unissued shares relating to these options at 30 June 2002 is 1,653,333 (2001 - nil).

The market price of shares under option at 28 June 2002 was 71 cents.

(i) Cash

For the purpose of the Statement of Cash Flows, cash includes cash on hand and in bank accounts and deposits with banks net of bank overdrafts.

(j) Trade and Other Creditors

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year and which are unpaid. The amounts are unsecured and generally paid within 30 days of recognition.

(k) Interest Bearing Liabilities

Loans are carried at their principal amount and interest is accrued over the period it becomes due.

(l) Borrowing Costs

Borrowing Costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets.

Borrowing Costs include interest on short-term and long-term borrowings.

(m) Earnings per Share

(i) Basic earnings per share

Basic earnings per share is determined by dividing net loss after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

NOTE 2: SEGMENT INFORMATION

Bionomics Limited, which operates solely in Australia, conducts genomics-based research focused on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications for breast cancer, epilepsy and angiogenesis.

NOTE 3: REVENUE

	2002 $	2001 $
Revenue from operating activities		
Grants received	1,611,599	188,807
	1,611,599	188,807
Revenue from outside the operating activities		
Interest received or receivable	403,039	410,185
Profit on sale of fixed asset	0	22
Rent received or receivable	35,043	0
Other income	9,086	0
	447,168	410,207
Revenue from ordinary activities	2,058,767	599,014

NOTE 4: OPERATING RESULT

(a) Net gains and expenses

Profit/(Loss) from ordinary activities before income tax expense includes the following specific net gains and expenses:

	2002 $	2001 $
Net gains/(losses)		
Net gain/(losses) on disposal of plant and equipment	(45,967)	22
Expenses		
Borrowing Costs		
- Interest paid or payable	210,199	0
- Amount capitalised	(137,824)	0
	72,375	0
Depreciation of:		
- Administrative plant and equipment	12,806	22,199
- Scientific plant and equipment	300,742	177,511
- Leasehold improvements	7,281	11,331
- Building	70,269	0
	391,098	211,041
Amortisation of non-current assets		
- Licences	42,534	42,524
Rental expense on operating leases		
- minimum lease payments	64,795	121,785
Research and Development		
- Research and development costs	3,286,513	2,039,202
Other provisions		
- Employee entitlements	38,877	21,881

NOTE 4: OPERATING RESULT continued

	2002 $	2001 $
(b) Individually significant gains		
Facilitation Package	560,000	0
Rail Reform Grant	250,000	0
	810,000	0

NOTE 5: INCOME TAX

(a) The prima facie tax on operating profit/(loss) is reconciled to the income tax provided in the financial statements as follows:

	2002 $	2001 $
Prima facie tax benefit on operating result at 30% (2001 - 34%)	(1,046,919)	(1,114,946)
Tax effect of permanent differences:		
- Research and development expenditure	(138,246)	(236,483)
- Other non-allowable items	1,051	17,490
Income tax benefit adjusted for permanent differences	(1,184,114)	(1,333,939)
Net adjustment to deferred income tax liabilities and assets to reflect the decrease in company tax rate to 30% (2001 - 34%)	0	156,934
Income tax benefit attribute to operating result	(1,184,114)	(1,177,005)
Income tax benefit not recognised	1,184,114	1,177,005
Income tax expense	0	0

Adjustment to deferred income tax balances

Legislation reducing the company tax rate from 36% to 34% in respect of the 2000-2001 income tax year and then to 30% from the 2001-2002 income tax year was passed during the year ended 30 June 2000.

	2002 $	2001 $
(b) The directors estimate that the potential future income tax benefit at 30 June 2002 in respect of tax losses not brought to account is	(3,056,946)	(1,839,710)

This benefit for tax losses will only be obtained if:

(i) the Company derives future assessable income of a nature and amount sufficient to enable the benefit from the deductions for the losses to be realised; and

(ii) the Company continues to comply with the conditions of deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for tax losses.

NOTE 6: REMUNERATION OF DIRECTORS

	2002 $	2001 $
Income received or due and receivable by the directors of the Company and any related parties	497,973	368,686

The number of directors whose total income from the Company was within the specified bands are as follows:

	2002	2001
$20,000 - $29,999	0	1
$30,000 - $39,999	3	2
$50,000 - $59,999	1	0
$60,000 - $69,999	0	1
$70,000 - $79,999	1	0
$200,000 - $209,999	0	1
$270,000 - $279,999	1	0

A breakdown of these amounts is included in the Directors' Report, under the heading 'Directors' and Executives' Emoluments'.

Directors remuneration excludes insurance premiums paid by the Company in respect of directors' and officers' liability insurance contracts as the contracts do not specify premiums paid in respect of individual directors and officers. Information relating to the insurance contracts is set out in the Directors' Report.

On 8 November 2001 shareholders at the Annual General Meeting approved the issue of 200,000 share options to George Morstyn. These options were offered to Dr Morstyn on his commencement as a director of the Company on 8 August 2001. The directors, having considered the terms of the options, have attributed a dollar value of $12,350 to these options.

Details of options granted to and exercised by directors during the year ended 30 June 2002 are set out in Note 21(c).

NOTE 7: REMUNERATION OF EXECUTIVES

	2002 $	2001 $
Remuneration received, or due and receivable, from the Company by Australian-based executive officers (including directors) whose remuneration was at least $100,000.	547,563	205,743

Options are granted to executive officers under the Company's Employee Share Option Plan, details of which are set out in note 21(c). A summary of the number of options granted to, exercised and held by Australian-based executive officers (with income of at least $100,000) during the year ended 30 June 2002 is set out below:

Outstanding 30 June 2001	Granted	Exercised	Outstanding 30 June 2002
0	773,333	0	773,333

The amounts disclosed for remuneration of executive officers in this note include the assessed directors' value at the date they were granted of options issued to executive officers during the year ended 30 June 2002.

NOTE 7: REMUNERATION OF EXECUTIVES continued

The number of Australian based executive officers (including directors) whose remuneration from the Company was within the specified bands are as follows:

	2002	2001
$100,000 - $109,999	1	0
$160,000 - $169,999	1	0
$200,000 - $209,999	0	1
$270,000 - $279,999	1	0

NOTE 8: AUDITORS' REMUNERATION

	2002 $	2001 $
Amounts received or due and receivable by Company auditors for:		
- auditing and reviewing the financial statements	23,827	23,500
- other services	11,200	8,902
	35,027	32,402

It is the Company's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the Company are important. These assignments are restricted to taxation advice.

NOTE 9: EARNINGS PER SHARE

	2002 Cents	2001 Cents
Basic earnings per share (cents per share)	(9.5)	(11.5)
Diluted earnings per share (cents per share)	(7.5)	(7.2)

The basic and diluted earnings per share amounts have been calculated using the total changes in equity other than those resulting from transactions with owners as owners figure in the Statement of Financial Performance.

	2002 Number	2001 Number
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	36,655,037	28,492,948
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	43,416,897	40,662,219

Information concerning the classification of securities

Options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 21(c).

NOTE 10: CASH FLOW INFORMATION

	2002 $	2001 $
Reconciliation of operating profit/(loss) after income tax to net cash inflow from operating activities		
Operating profit/(loss) after income tax	(3,489,730)	(3,279,252)
Non-cash items in operating profit/(loss)		
Depreciation and amortisation	433,632	253,565
Directors' fees (note 12)	49,185	69,613
Net loss/(gain) on sale of non-current assets	45,967	(22)
Provision for employee entitlements	38,877	21,881
Changes in operating assets and liabilities		
Decrease/(Increase) in debtors and accruals	(19,320)	(2,072)
Decrease/(Increase) in other operating assets	(71,244)	(73,393)
Increase/(Decrease) in creditors and accruals (operating activities only)	100,163	401,627
Cash Flows from operations	(2,912,470)	(2,608,053)

NOTE 11: CASH

Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to items in the Statement of Financial Position as follows:

	2002 $	2001 $
Cash at bank or on hand	194,981	1,419
Cash deposits	8,429,138	9,828,515
	8,624,119	9,829,934

$31,833 of the cash deposits is not available for use as it is used by the ANZ Bank as security against a rental guarantee.

NOTE 12: NON-CASH FINANCING ACTIVITIES

	2002 $	2001 $
Directors' fees satisfied by the issue of shares	49,185	69,613

NOTE 13: RECEIVABLES

CURRENT

	2002 $	2001 $
Other debtors	99,321	84,686

NOTE 14: OTHER ASSETS

CURRENT

	2002 $	2001 $
Prepayments	41,822	23,186
Accrued revenue	67,632	25,964
	109,454	49,150

NOTE 15: PROPERTY, PLANT AND EQUIPMENT

	2002 $	2001 $
NON-CURRENT		
Administrative plant and equipment - at cost	184,966	96,186
Accumulated depreciation	37,068	25,330
	147,898	70,856
Scientific plant and equipment - at cost	1,315,863	824,960
Accumulated depreciation	511,595	214,628
	804,268	610,332
Leasehold improvements - at cost	0	56,874
Accumulated depreciation	0	14,338
	0	42,536
Building - at estimated cost	5,899,560	0
Accumulated depreciation	70,269	0
	5,829,291	0
Land - at estimated cost	125,000	0
Total property, plant and equipment	7,525,389	978,020
Total accumulated depreciation	618,932	254,296
Total property, plant and equipment	6,906,457	723,724

The land and building have been recorded at estimated final cost as the actual final cost has not yet been determined by the Industrial and Commercial Premises Corporation. An adjustment will be made in the 2002/2003 financial year as soon as the actual final cost is determined. Depreciation has been charged based on the estimated final cost.

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	Administrative plant & equipment $	Scientific plant & equipment $	Leasehold improvements $	Land and Building $	Total $
Carrying amount at 1 July 2001	70,856	610,332	42,536	0	723,724
Additions	94,791	501,675	0	6,024,560	6,621,026
Disposals	(4,943)	(6,997)	(35,255)	0	(47,195)
Depreciation (note 4)	(12,806)	(300,742)	(7,281)	(70,269)	(391,098)
Carrying amount at 30 June 2002	**147,898**	**804,268**	**0**	**5,954,291**	**6,906,457**

NOTE 16: INTANGIBLE ASSETS

	2002 $	2001 $
NON-CURRENT		
Licences - at cost	212,666	212,666
Accumulated amortisation	113,422	70,889
	99,244	141,777

NOTE 17: PAYABLES

CURRENT		
Trade creditors	345,138	153,828
NON-CURRENT		
Loan from other parties (non-interest bearing)	50,000	50,000

NOTE 18: INTEREST BEARING LIABILITIES

CURRENT		
Deferred Purchase Agreement	127,100	0
NON-CURRENT		
Deferred Purchase Agreement	4,956,900	0

The Deferred Purchase Agreement, which relates to the land and building, has interest charged at 5.71% per annum. This rate will fluctuate based on the 90 day bank bill rate.

NOTE 19: PROVISIONS

CURRENT		
Employee Entitlements	60,758	21,881

NOTE 20: OTHER CURRENT LIABILITIES

Other creditors	0	22,222
Accruals	187,655	321,460
Unearned Income	122,186	72,929
	309,841	416,611

NOTE 21: SHARE CAPITAL

(a) Issued and Paid-up Capital	$	$
Ordinary shares - fully paid	19,097,738	15,806,101
	Number	Number
Ordinary shares - fully paid	39,328,147	32,856,459

NOTE 21: SHARE CAPITAL continued

Movements in ordinary share capital of the Company during the past two years were as follows:

Date	Details	Issue Price	Number of Shares	$
1/7/00	**Opening Balance**		**24,084,230**	**7,401,920**
24/7/00	Share issue – conversion of options	$0.50	48,366	24,183
4/8/00	Share issue – placement	$0.97	3,113,000	3,019,610
	Less capital raising costs associated with the placement			(150,011)
16/10/00	Share issue – placement	$0.97	2,042,000	1,980,740
	Less capital raising costs associated with the placement			(100,000)
6/11/00	Share issue – directors	$0.91	25,788	23,467
6/11/00	Share issue – directors	$1.14	40,479	46,146
27/11/00	Share issue – conversion of options	$0.50	1,666	833
1/3/01	Share issue – conversion of options	$0.50	5,833	2,916
13/6/01	Share issue – placement	$1.05	3,495,097	3,669,852
	Less capital raising costs associated with the placement			(113,555)
30/6/01	**Closing Balance**		**32,856,459**	**15,806,101**
19/7/01	Share issue – placement	$1.05	350,000	367,500
30/9/01	Share issue – conversion of options	$0.50	53,333	26,666
31/10/01	Share issue – conversion of options	$0.50	25,663	12,832
12/11/01	Share issue – directors	$0.807	60,948	49,185
30/11/01	Share issue – conversion of options	$0.50	5,681,744	2,840,872
19/6/02	Share issue – conversion of options	$0.50	300,000	150,000
	Less capital raising costs associated with the placement			(11,399)
	Less capital raising costs associated with underwriting of options			(144,019)
30/6/02	**Closing Balance**		**39,328,147**	**19,097,738**

(b) Ordinary Shares

Ordinary Shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(c) **Share options**

(i) On 17 June 1999, 1,900,000 options were issued to Directors of the Company and a further 200,000 options were issued on 7 November 1999. All these options were issued pursuant to Share Option Deeds and each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time on or before 17 June 2004 at a fixed price of $0.30 per share. The number of unissued ordinary shares relating to these options at 30 June 2002 is 2,100,000 (2001 - 2,100,000)

(ii) On 7 November 1999, 150,000 options were issued to scientists from the University of Melbourne in recognition of contributions to the intellectual property licensed to the Company. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time after the second anniversary of the date on which the Company's shares were officially quoted on the Australian Stock Exchange Limited or before 7 November 2004 at a fixed price of $0.50 per share. The number of unissued ordinary shares relating to these options at 30 June 2002 is 150,000 (2001 - 150,000).

(iii) On 7 November 1999, 150,000 options were issued to members of the Scientific Advisory Board in recognition of consulting services to be provided. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at a fixed price of $0.50 per share, with 50,000 becoming exercisable at the end of each of the first, second and third year of the date on which the Company's shares were officially quoted on the Australian Stock Exchange Limited. If not exercised the options will lapse on 7 November 2004. The number of unissued ordinary shares relating to these options at 30 June 2002 is 150,000 (2001 - 150,000).

(iv) On 8 November 1999, 1,570,000 options were issued to Medvet Science Pty Ltd. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time after the second anniversary of the date on which the Company's shares were officially quoted on the Australian Stock Exchange Limited or before 8 November 2004 at a fixed price of $0.50 per share. On 27 November 2000, 30,000 of these options were cancelled. The number of unissued ordinary shares relating to these options at 30 June 2002 is 1,540,000 (2001 - 1,540,000).

(v) On 15 December 1999, 300,000 options were issued to the Underwriters of the initial public offering, Taylor Collison Limited, as part of the Underwriting Agreement. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time on or before 30 June 2002 at a fixed price of $0.50 per share. These options were exercised on 19 June 2002. The number of unissued ordinary shares relating to these options as at 30 June 2002 is nil (2001 - 300,000).

(vi) On 16 December 1999, 5,832,936 options were issued to subscribers to the Prospectus. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time on or before 30 November 2001 at a fixed price of $0.50. As at 30 June 2002, all of these options had been exercised (2001 - 72,196).

(c) **Share options continued**

(vii) On 19 April 2000, 75,000 options were issued to Professor Samuel Berkovic in recognition of his contributions to the Scientific Advisory Board of the Company. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at a fixed price of $0.65 per share, with 25,000 becoming exercisable on the first, second and third anniversaries of Professor Berkovic's appointment to the Scientific Advisory Board. If not exercised, the options will lapse on 8 June 2005 or on the date of termination of the Consultancy Agreement, whichever is earlier. The number of unissued ordinary shares relating to these options at 30 June 2002 is 75,000 (2001 - 75,000).

(viii) On 21 June 2000, 304,600 options were issued to, or for the benefit of, scientists and support staff involved in the Company's research programs to align their interests with the Company's shareholders. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 21 June 2002 until 21 June 2005 at a fixed price of $1.00 per share. On 6 December 2000, 9,000 of these options were cancelled and a further 6,000 were cancelled on 17 January 2001. The number of unissued ordinary shares relating to these options at 30 June 2002 is 289,600 (2001 - 289,600).

(ix) On 2 August 2000, 113,333 options were issued to Heidrick & Struggles Incorporated, the firm engaged to recruit the Chief Executive Officer. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 19 June 2000 to 19 June 2003 at a fixed price of $1.00 per share. The number of unissued ordinary shares relating to these options at 30 June 2002 is 113,333 (2001 - 113,333).

(x) On 4 October 2000, 1,700,000 options were issued to Deborah Rathjen. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company. The options are exercisable as follows:

Exercise Price	Exercise Period	Quantity
$1.00	19 June 2002 to 19 June 2007	340,000
$1.00	19 June 2003 to 19 June 2008	340,000
$1.00	19 June 2004 to 19 June 2009	170,000
$1.40	19 June 2004 to 19 June 2009	170,000
$1.40	19 June 2005 to 19 June 2010	680,000

The number of unissued ordinary shares relating to these options at 30 June 2002 is 1,700,000 (2001 - 1,700,000).

(xi) On 18 June 2001, 15,000 options were issued to Dr Ram Seshadri, a principal consultant on the breast cancer project to align his interests with the Company's shareholders. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 18 June 2003 until 18 June 2006 at a fixed price of $1.30 per share. The number of unissued ordinary shares relating to these options at 30 June 2002 is 15,000 (2001 - 15,000).

(xii) On 6 August 2001, 100,000 options were issued to BNP (Paribas) Equities Australia Limited, the placement arranger. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 30 July 2001 until 30 July 2003 at a fixed price of $1.40 per share. The number of unissued ordinary shares relating to these options at 30 June 2002 is 100,000 (2001 - nil).

(xiii) On 12 December 2001, 200,000 options were issued to George Morstyn. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 8 August 2002 to 8 August 2007 at a fixed price of $0.95 per share. The number of unissued ordinary shares relating to these options at 30 June 2002 is 200,000 (2001 - nil).

(xiv) On 12 December 2001, 300,000 options were issued to Dr Thomas Gonda. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company. The options are exercisable as follows:

Exercise Price	Exercise Period	Quantity
$1.20	14 May 2003 to 14 May 2008	60,000
$1.20	14 May 2004 to 14 May 2009	40,000
$1.40	14 May 2004 to 14 May 2009	20,000
$1.40	14 May 2005 to 14 May 2010	60,000
$1.40	14 May 2006 to 14 May 2011	20,000
$1.80	14 May 2006 to 14 May 2011	100,000

The number of unissued ordinary shares relating to these options at 30 June 2002 is 300,000 (2001- nil).

(xv) On 21 January 2002, 25,000 options were issued to Professor Ashley Dunn. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company, at any time from 1 January 2004 to 1 January 2007 at a fixed price of $0.79 per share. The number of unissued shares relating to these options at 30 June 2002 is 25,000 (2001 - nil).

(xvi) On 21 June 2002, 1,653,333 options were issued to employees of the Company participating in the Employee Share Option Plan. Each option is convertible into one ordinary share, ranking equally with all other ordinary shares of the Company at a fixed price of $0.81 per share. The options are exercisable as follows:

June 2003 to June 2008	330,666
June 2004 to June 2009	330,666
June 2005 to June 2010	330,667
June 2006 to June 2011	330,667
June 2007 to June 2012	330,667

The number of unissued shares relating to these options at 30 June 2002 is 1,653,333 (2001 - nil).

NOTE 22: ACCUMULATED LOSSES

	2002 $	2001 $
Balance at the beginning of the year	(5,619,150)	(2,339,898)
Net loss for the year	(3,489,730)	(3,279,252)
Balance at the end of the year	(9,108,880)	(5,619,150)

NOTE 23: COMMITMENTS FOR EXPENDITURE

	2002 $	2001 $
(a) Operating lease commitments payable		
- not later than one year	77,512	136,321
- later than one year but not later than 2 years	51,663	70,107
- later than 2 years but not later than 5 years	0	197,466
	129,175	403,894
(b) Service contract commitments payable		
- not later than one year	982,500	1,661,538
- later than one year but not later than 2 years	0	832,500
- later than 2 years but not later than 5 years	0	0
	982,500	2,494,038

Pursuant to the terms and agreements entered into by the Company with both the Women's and Children's Hospital ("WCH") and the University of Melbourne to acquire the licence for the epilepsy project from the WCH and the University of Melbourne and the breast cancer project from the WCH, the Company is liable to make further payments to the WCH and the University of Melbourne upon the achievement of certain conditions. Pursuant to the terms and agreement entered into by the Company with Medvet Science Pty Ltd ("Medvet"), for the Angiogenesis Project, the Company is liable to make further payments to Medvet upon the achievement of certain conditions.
Due to the confidential nature of the agreements, further disclosure would not be in the Company's best interests.

NOTE 24: RELATED PARTIES

TRANSACTIONS OF DIRECTORS AND DIRECTOR RELATED ENTITIES

The names of persons who were directors of the Company at any time during the financial year ended 30 June 2002 are as follows: Fraser Ainsworth, Deborah Rathjen, Christopher Henney, Warren Kinston, Peter Maddern and George Morstyn. All of these persons were also directors during the year ended 30 June 2001, except for George Morstyn who was appointed on 8 August 2001.

Remuneration benefits

Information on remuneration of directors is disclosed in Note 6 of this Report.

Transactions of directors and director-related entities concerning shares or share options

Aggregate numbers of shares and share options of the Company acquired or disposed of by directors of the Company or their director-related entities during the period were:

Acquisitions	2002 Number	2001 Number
Ordinary shares, including exercise of listed options	336,781	76,267
Options on ordinary shares	200,000	1,700,000
Disposals		
Ordinary shares	150,000	40,000
Options on ordinary shares, including exercise	25,833	0
Aggregate numbers of shares and share options of the Company held directly, indirectly or beneficially by directors of the Company or their director-related entities at balance date:		
Ordinary shares	1,120,547	881,518
Options on ordinary shares	3,500,000	3,825,833

Other transactions with directors of the Company and their director related entities

A director, Fraser Ainsworth, is a director and shareholder of Potential Energy Pty Ltd. Potential Energy Pty Ltd has hired office furniture to the Company during the financial year. In addition, Potential Energy Pty Ltd sub-let a portion of the office space occupied by the Company, along with the provision of secretarial services. These transactions were based on normal commercial terms and conditions.

A director, Peter Maddern, is a director and shareholder of Palmerston Projects Pty Ltd. From 1 July 2000 to 31 August 2000, Palmerston Projects Pty Ltd provided accounting and business services to the Company. In addition, Palmerston Projects sub-let a portion of the office space occupied by the Company. These transactions were based on normal commercial terms and conditions.

Aggregate amounts of each of the above types of other transactions with directors and their director-related entities:

Expenses	2002 $	2001 $
Accounting and business services	0	21,919
Purchase of office furniture and equipment	0	5,058
Rental of office furniture and equipment	282	6,177
Revenues		
Rental of office space and secretarial services	5,694	16,921
Sale of bookcase	0	500
Aggregate amounts receivable from directors and their director-related entities at balance date:		
Current assets	88	1,071

NOTE 25: EVENTS OCCURRING AFTER REPORTING DATE

On 9 September 2002 the Company announced that it had achieved a major breakthrough in its epilepsy program with the creation of the world's first animal model of inherited human epilepsy. The model incorporates a genetic change associated with epilepsy which was discovered by Bionomics. This development, in combination with Bionomics' ionX™ discovery platform, accelerates Bionomics' ion channel drug discovery activities for the development of novel therapeutics for the treatment of epilepsy and other central nervous system disorders.

No other matters or circumstances have arisen since the end of the financial year which significantly affected, or may significantly affect, the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

NOTE 26: FINANCIAL INSTRUMENTS

2002	Notes	Floating interest rate	Fixed Interest for: 1 year or less	Fixed Interest for: over 1 to 5 years	Non-interest bearing	Total
Financial Assets						
Cash and deposits	11	471,090	8,148,903	0	4,126	8,624,119
Receivables and other	13, 14	0	0	0	208,775	208,775
		471,090	8,148,903	0	212,901	8,832,894
Weighted average interest rate		3.80%	4.60%			
Financial Liabilities						
Trade and other creditors	17, 19, 20	0	0	0	715,737	715,737
Deferred Purchase Agreement	18	5,084,000	0	0	0	5,084,000
Other Loans	17	0	0	0	50,000	50,000
		5,084,000	0	0	765,737	5,849,737
Weighted average interest rate		5.71%				
Net financial assets (liabilities)		(4,612,910)	8,148,903	0	(552,836)	2,983,157

2001	Notes	Floating interest rate	Fixed Interest for: 1 year or less	Fixed Interest for: over 1 to 5 years	Non-interest bearing	Total
Financial Assets						
Cash and deposits	11	310,457	9,518,058	0	1,419	9,829,934
Receivables and other	13, 14	0	0	0	133,836	133,836
		310,457	9,518,058	0	135,255	9,963,770
Weighted average interest rate		4.25%	4.93%			
Financial Liabilities						
Trade and other creditors	17, 19, 20	0	0	0	592,320	592,320
Other Loans	17	0	0	0	50,000	50,000
		0	0	0	642,320	642,320
Net financial assets (liabilities)		310,457	9,518,058	0	(507,065)	9,321,450

Reconciliation of net financial assets to net assets	2002 $	2001 $
Net financial assets as above	2,983,157	9,321,450
Non-financial assets		
Other assets	0	0
Property, plant and equipment	6,906,457	723,724
Intangibles	99,244	141,777
Net assets per balance sheet	9,988,858	10,186,951

The net fair value of financial assets and liabilities of the Company approximates their carrying amounts.

Directors' Declaration

The directors declare that the financial statements and notes set out on pages 41 to 60:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's financial position as at 30 June 2002 and performance for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Director

Director

Dated this 9th day of September 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwcglobal.com/au
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999
Direct Phone +61 8 8218 7215
Direct Fax +61 8 8218 7466

Independent audit report to the members of Bionomics Limited

Audit opinion

In our opinion, the financial report, set out on pages 41 to 61:

- presents a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Bionomics Limited as at 30 June 2002 and of its performance for the year ended on that date
- is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the year ended 30 June 2002 is the responsibility of the directors of Bionomics Limited. It includes the financial statements for Bionomics Limited (the Company).

The auditor's role and work

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our role was to conduct the audit in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our audit did not involve an analysis of the prudence of business decisions made by the directors or management.

In conducting the audit, we carried out a number of procedures to assess whether in all material respects the financial report presents fairly a view in accordance with the Corporations Act 2001, Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001, which is consistent with our understanding of the Company's financial position, and its performance as represented by the results of its operations and cash flows.

PRICEWATERHOUSECOOPERS

Independent audit report to the members of
Bionomics Limited (continued)

The procedures included:

- selecting and examining evidence, on a test basis, to support amounts and disclosures in the financial report. This included testing, as required by auditing standards, certain internal controls, transactions and individual items. We did not examine every item of available evidence
- evaluating the accounting policies applied and significant accounting estimates made by the directors in their preparation of the financial report
- obtaining written confirmation regarding material representations made to us in connection with the audit
- reviewing the overall presentation of information in the financial report.

Our audit opinion was formed on the basis of these procedures.

Independence

As auditor, we are required to be independent of the Company and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit work, we were engaged to undertake other services for the Company. These services are disclosed in note 8 to the financial statements. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers
Chartered Accountants

PG Steel
Partner

Adelaide
9 September 2002

Bionomics Limited

shareholder information

All shareholder information provided is current as at 20 August 2002.

Difference in Results Reported to the ASX

There are no material differences between the figures reported in the financial statements and those lodged with the ASX in the Company's Appendix 4C for the quarter ended 30 June 2002.

Audit Committee

The Company established an audit committee in July 2002. The main responsibilities of the Audit Committee are set out in the section headed 'Corporate Governance' of the Annual Report.

Corporate Governance

Bionomics' corporate governance practices are set out in the section headed 'Corporate Governance' of the Annual Report.

Substantial Shareholders

Substantial holders in the Company are set out below:

Ordinary Shares	Number held	Percentage
Duncan Mount and Boom Australia Pty Limited (jointly)	2,625,800	6.68%

Equity Securities

There are 2,562 holders of ordinary shares.

The number of shareholdings held in less than marketable parcels is 191.

Voting Rights

There is one class of equity securities issued by the Company, ordinary shares.

Voting rights for ordinary shares is one share equates to one vote.

Distribution of Shareholders of Equity Securities

Category (size of Holding)	Number of Ordinary Shares
1 - 1,000	444
1,001 - 5,000	1,029
5,001 - 10,000	472
10,001 - 100,000	572
100,001 - and over.	45
	2,562

Unquoted Equity Securities

Options	Number
The following options were unquoted :	
Options exercisable at $0.30 between 17 June 1999 and 17 June 2004	2,100,000
Options exercisable at $1.00 between 19 June 2000 and 19 June 2003	113,333
Options exercisable at $0.50 between 17 December 2001 and 7 November 2004	300,000
Options exercisable at $0.50 between 17 December 2001 and 8 November 2004	1,540,000
Options exercisable at $1.00 between 21 June 2002 and 21 June 2005	289,600
Options exercisable at $0.65 between 8 June 2001 and 8 June 2005	75,000
Options exercisable at $1.00 between 19 June 2002 and 19 June 2007	340,000
Options exercisable at $1.00 between 19 June 2003 and 19 June 2008	340,000
Options exercisable at $1.00 between 19 June 2004 and 19 June 2009	170,000
Options exercisable at $1.40 between 19 June 2004 and 19 June 2009	170,000
Options exercisable at $1.40 between 19 June 2005 and 19 June 2010	680,000
Options exercisable at $1.30 between 18 June 2003 and 18 June 2006	15,000
Options exercisable at $1.40 between 30 July 2001 and 30 July 2003	100,000
Options exercisable at $0.95 between 8 August 2002 and 8 August 2007	200,000
Options exercisable at $1.20 between 14 May 2003 and 14 May 2008	60,000
Options exercisable at $1.20 between 14 May 2004 and 14 May 2009	40,000
Options exercisable at $1.40 between 14 May 2004 and 14 May 2009	20,000
Options exercisable at $1.40 between 14 May 2005 and 14 May 2010	60,000
Options exercisable at $1.40 between 14 May 2006 and 14 May 2011	20,000
Options exercisable at $1.80 between 14 May 2006 and 14 May 2011	100,000
Options exercisable at $0.79 between 1 January 2004 and 1 January 2007	25,000
Options exercisable at $0.81 between June 2003 and June 2008	330,666
Options exercisable at $0.81 between June 2004 and June 2009	330,666
Options exercisable at $0.81 between June 2005 and June 2010	330,667
Options exercisable at $0.81 between June 2006 and June 2011	330,667
Options exercisable at $0.81 between June 2007 and June 2012	330,667
Total unquoted options held by 41 option holders	8,411,266

Medvet Science Pty Ltd holds 1,742,500 of these options.

Deborah Rathjen holds 1,700,000 of these options.

Fraser Ainsworth holds 1,000,000 of these options.

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

		ORDINARY SHARES	
NAME		Number held	Percentage of issued shares
1	Mr Duncan Mount	1,950,000	4.96
2	Queensland Investment Corporation	1,892,249	4.81
3	ANZ Nominees Limited	1,492,165	3.79
4	Bionomics Investments Pty Ltd	1,456,335	3.70
5	Boom Australia Pty Limited	675,800	1.72
6	BNP Paribas	650,000	1.65
7	Fortis Clearing Nominees P/L	560,329	1.42
8	Ladies' Own SDN Berhad	500,000	1.27
9	Mr Peter Maddern	426,457	1.08
10	Guardian Trust Australia Ltd	350,000	0.89
11	J C Betar Pty Limited	324,000	0.82
12	Mambat Pty Ltd	317,067	0.81
13	Biotechnology Investments Limited	315,000	0.80
14	Taycol Nominees Pty Ltd	280,000	0.71
15	Starwide Investments Pty Ltd	260,000	0.66
16	JBW Investments Pty Ltd	250,000	0.64
17	Mirrabooka Investments Limited	250,000	0.64
18	Dr Christopher Henney	241,529	0.61
19	Symington Pty Ltd	216,827	0.55
20	Taylor Collison Limited	214,287	0.54
		12,622,045	32.07

Company Particulars

Bionomics Limited, a listed public company, is domiciled and incorporated in Australia.

The name of the Company Secretary is Mrs Jill Mashado.

Registered Office

31 Dalgleish Street,
Thebarton, SA, Australia 5031
Telephone +618 8354 6100

Administrative Office

31 Dalgleish Street,
Thebarton, SA, Australia 5031
Telephone +618 8354 6100
Facsimile +618 8354 6199
Email: info@bionomics.com.au
Web Address: www.bionomics.com.au

Share Registry

Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street
Adelaide SA, Australia 5000
Telephone 1300 556 161 (within Australia)
+613 9615 5970 (outside Australia)

Solicitors

Johnson Winter & Slattery
211 Victoria Square, Adelaide SA, Australia 5000

Corporate Advisors

Grant Samuel Corporate Finance
Level 30, Colonial Centre, 52 Martin Place,
Sydney NSW, Australia 2000

Auditors

PricewaterhouseCoopers
Santos House, 91 King William Street,
Adelaide SA, Australia 5000

Patent Attorneys

Griffith Hack
167 Eagle Street, Brisbane QLD, Australia 4000

Directors

Mr Fraser Ainsworth	Chairman
Dr Deborah Rathjen	Managing Director
Dr Christopher Henney	Non-Executive Director
Mr Peter Maddern	Non-Executive Director
Dr George Morstyn	Non-Executive Director

Senior Management

Dr Deborah Rathjen	Chief Executive Officer
Mrs Jill Mashado	Finance Manager & Company Secretary
Dr Thomas Gonda	Chief Scientist
Mr Francis Placanica	Vice President Business Development

Scientific Advisory Board

Professor Grant Sutherland (Co-Chairman)
AC, PhD, DSc, FRCPA, FAA, FRS
Former Director of the Department of Cytogenetics and Molecular Genetics, Women's and Children's Hospital, Adelaide.

Professor Mathew Vadas (Co-Chairman)
MB BS, BSc (Med), PhD, DSc, FRACP, FRCPA
Director, Department of Immunology, Institute of Medical and Veterinary Science, Adelaide.

Professor Samuel Berkovic MD, FRACP
Director of the Epilepsy Program, Austin & Repatriation Medical Centre at the University of Melbourne.

Professor Ashley Dunn MPhil, PhD
Associate Director, Ludwig Institute for Cancer Research (Melbourne Branch); Professorial Fellow of the University of Melbourne; founding partner of Quintessential Science Pty Ltd.

Professor Erkki Ruoslahti MD, PhD
Distinguished Professor of the Burnham Institute in La Jolla, California.

Professor Axel Ullrich PhD
Director of the Department of Molecular Biology, Max-Planck Institute for Biochemistry, Martinsried, Germany; founder of Sugen, Inc. (California), and AXXIMA AG (Germany).

Bionomics is not listed on any other stock exchanges other than the ASX.

02-34682

02 OCT 21 AM 9:09

Bionomics Limited

4 October 2002

[ ]
[ ]
[name and address of shareholder]
[ ]
[ ]

Dear Shareholder

ANNUAL GENERAL MEETING

I am pleased to invite you to attend the Annual General Meeting of Bionomics Limited to be held at 10.30 am on Thursday 7 November 2002, in the Grevillea Room, Lower Lobby Level, Hyatt Regency, North Terrace, Adelaide. The Notice of Meeting and Explanatory Notes are enclosed, together with Bionomics' 2001-2002 Annual Report.

If you are unable to attend the meeting in person, I encourage you to return the enclosed proxy form. The proxy form should be returned in the envelope provided, or faxed to our Share Registry on (08) 8236 2305 so that it is received by 10.30 am on Tuesday, 5 November 2002.

I look forward to your attendance at the meeting.

Yours sincerely

[signature]

Fraser Ainsworth
Chairman

31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au
Web Address www.bionomics.com.au ABN 53 075 582 740

02-35062

02 OCT 21 AM 9:09

Bionomics Limited

4 October 2002

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Bionomics Limited ("the Company") will be held in the Grevillea Room, Lower Lobby Level, Hyatt Regency, North Terrace, Adelaide, at 10.30 am on Thursday, 7 November 2002, to transact the business set out below.

Members should refer to the accompanying Explanatory Notes for further information concerning the business to be transacted at this meeting.

ORDINARY BUSINESS

1. *Financial Statements and Reports*

To receive and consider the Company's Financial Report for the financial year ended 30 June 2002 and the accompanying Directors' Report and Auditor's Report.

2. *Election of Non-executive Director*

Fraser Ainsworth will be retiring at the Annual General Meeting by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election.

SPECIAL BUSINESS

3. *Approval of Issue of Shares to Directors*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue of fully paid ordinary shares in the Company to the following Directors in the quantities specified and on the terms described in the explanatory notes, is approved for the purpose of Listing Rule 10.11 of the ASX Listing Rules:

Fraser Ainsworth	*26,042*
Dr Christopher Henney	*15,625*
Peter Maddern	*15,625*
Dr George Morstyn	*15,625*

4. *Approval of Bionomics Limited Employee Share Option Plan*

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That the issue of options pursuant to the Bionomics Limited Employee Share Option Plan be approved for the purpose of Listing Rule 7.2, Exception 9 of the ASX Listing Rules.

5. *Approval of Issue of Options made on 21 June 2002*

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That the issue of 1,603,333 options made on 21 June 2002 pursuant to the Bionomics Limited Employee Share Option Plan and specified in the Explanatory Notes accompanying the Notice of this Annual General Meeting is approved for the purpose of Listing Rule 7.4 of the ASX Listing Rules.

6. *Approval of Proposed Issue of Options to Dr Deborah Rathjen*

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au
Web Address www.bionomics.com.au **ABN** 53 075 582 740

That the issue to Dr Deborah Rathjen of 500,000 share options pursuant to the Bionomics Limited Employee Share Option Plan is approved for the purpose of Listing Rule 10.11 of the ASX Listing Rules.

VOTING EXCLUSION STATEMENT

1. In relation to Resolution 3, in accordance with Listing Rule 10.13.6 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of the Directors specified in the resolution and any of their associates.

2. In relation to Resolution 4, in accordance with Listing Rule 7.2, Exception 9 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of a director of the Company and an associate of a director of the Company.

3. In relation to Resolution 5, in accordance with Listing Rule 7.5.6 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of a person to whom securities in the Company were issued under the Bionomics Limited Employee Share Option Plan on 21 June 2002 and an associate of any such person.

4. In relation to Resolution 6, in accordance with Listing Rule 10.13.6 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of Dr Deborah Rathjen and any associate of Dr Deborah Rathjen.

Despite the foregoing, the Company is not required to disregard a vote if (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or (b) by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PROXIES AND CORPORATE REPRESENTATIVES

A member who is entitled to vote at this meeting may appoint a proxy who need not be a member of the Company. For the convenience of members a proxy appointment form is enclosed. A member who is entitled to cast more than one vote may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

In order to be valid the proxy form must be received by the Company at the address or facsimile number specified below, along with any power of attorney or certified copy of a power of attorney (if the proxy form is signed pursuant to a power of attorney), by no later than 48 hours before the Annual General Meeting (i.e., *by no later than 10.30 am, 5 November 2002*):

Bionomics Limited
c/- Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
ADELAIDE SA 5000

or

Bionomics Limited
c/- Computershare Investor Services Pty Ltd
GPO Box 1903
ADELAIDE SA 5001

***or** facsimile: (08) 8236 2305.*

A member who is a body corporate may appoint an individual as a representative to exercise the member's voting rights at the Annual General Meeting pursuant to section 250D of the Corporations Act. Representatives will be required to present documentary evidence of their appointment on the day of the meeting.

For the purpose of the Corporations Act, the Company has determined that all securities of the Company that are quoted securities at 7.00pm (Adelaide time) on 6 November 2002 will be taken, for the purpose of the Annual General Meeting, to be held by the persons who held them at the time.

By order of the Board

Jill Mashado
Company Secretary

4 October 2002

Bionomics Limited

4 October 2002

EXPLANATORY NOTES

These explanatory notes have been prepared to assist shareholders with their consideration of the resolutions set out in the Notice of Annual General Meeting dated 4 October 2002.

ORDINARY BUSINESS

Fraser Ainsworth will retire at the Annual General Meeting as required by the Company's Constitution. Fraser Ainsworth offers himself for re-election, being eligible to do so.

Mr Ainsworth (BComm, FAICD, FCPA) is the founding Chairman of Bionomics Limited and played a key role in the formation of the Company in the position of Executive Chairman. He is the former Managing Director of ASX listed SAGASCO Holdings Ltd (1988-94) and a former member of the South Australian Biotechnology Industry Advisory Council. Amongst other directorships, Mr Ainsworth is currently Chairman of ASX listed Bligh Oil & Minerals N.L and Deputy Chairman of Tarac Australia Pty Ltd. He is currently non-executive Chairman of Bionomics Limited and a member of both the Compensation and Audit Committees.

SPECIAL BUSINESS

BACKGROUND

Resolutions 3 through to 6 (inclusive) contained in the Notice of Annual General Meeting are being put before shareholders for the purpose of ASX Listing Rules 7.1, 7.2, 7.4 and 10.11.

Broadly speaking, Listing Rule 7.1 provides that a listed company may issue in aggregate up to 15% of its fully paid ordinary shares within a 12 month period without shareholder approval. There are however various exceptions to this rule.

One of the exceptions provided for in Listing Rule 7.2, exception 9(b) is that securities issued under an employee incentive scheme will not be taken into account when calculating the 15% limit, provided that the Company's shareholders have approved the scheme within 3 years before the date of issue of the securities. Accordingly, Resolution 4 seeks shareholder approval of the Employee Share Option Plan so that the Company has the ability to issue up to 15% of its capital during the year in addition to the options issued under the Employee Share Option Plan, without having to obtain a further shareholder approval.

Under Listing Rule 7.4, the Company can "renew" its ability to issue securities within the limit set out in Listing Rule 7.1 by having members ratify the issue of securities for which shareholder approval was not obtained at the time of the issue. The Company therefore seeks shareholder approval (under Resolution 5) of the issue of the employee share options on 21 June 2002. Going forward, this would give the Company the ability to issue further securities of up to almost 15% of its issued capital without needing to obtain shareholder approval. The Board believes that this will provide the Company with the flexibility necessary to raise additional capital as and when appropriate.

Listing Rule 10.11 requires a listed entity to obtain shareholder approval for the issue of securities to related parties, which includes a director of the Company. As a consequence, the Company is required to obtain shareholder approval before issuing shares to the non-executive directors (under Resolution 3) and share options to Dr Deborah Rathjen (under Resolution 6). The 15% limit imposed by Listing Rule 7.1 does not include issues approved under Listing Rule 10.11 and shareholders should note that, if they pass Resolution 3 or 6, it is not necessary for the Company to seek separate shareholder approval of the proposed issues under Listing Rule 7.1.

RESOLUTION 3 – Issue of Shares to Non-Executive Directors

The Board proposes to issue shares to each of the Company's Non-executive Directors in lieu of one third of their Directors' fees. The Board believes this is beneficial for the Company since it

31 Dalgleish Street Thebarton SA Australia 5031 Phone 61 8 8354 6100 Fax 61 8 8354 6199 Email info@bionomics.com.au
Web Address www.bionomics.com.au ABN 53 075 582 740

conserves the Company's cash reserves and further aligns Non-executive Directors' interests with the interests of shareholders.

Shareholders have approved the issue of shares to directors in this manner at the last two Annual General Meetings. On each such occasion, the Board also advised shareholders of the Board's intention to implement a similar arrangement in subsequent years.

Resolution 3 is to enable the issue of shares to Non-executive Directors in lieu of one third of their Directors' fees for the financial year ended 30 June 2003 (**"the Payment Period"**).

The Board has used a weighted average share price to calculate the number of shares to be issued in lieu of one third of the fees payable for the Payment Period. The weighted average share price used in respect of the Payment Period has been calculated by reference to the price at which shares traded in the first 2 months of the Payment Period.

The weighted average share price for the Payment Period is shown below:

Payment Period	***Period for determining weighted average share price***	***Weighted average share price***
1/7/2002 to 30/6/2003	1/7/2002 – 31/8/2002	$0.64

The Non-executive Directors' fees payable in respect of the Payment Period are:

	1 July 2002 to 30 June 2003
Chairman	$50,000
Directors	$30,000

Based on one third of these amounts, the number of shares proposed to be issued to each Non-executive Director under the arrangement described above is as follows:

Non-Executive Director	***With respect to financial year ended 30 June 2003***
Fraser Ainsworth	26,042
Dr Christopher Henney	15,625
Peter Maddern	15,625
Dr George Morstyn	15,625

The Company proposes to issue the shares to the Directors by no later than 2 December 2002. The shares to be issued will carry the usual rights applicable to ordinary shares in the Company and will, from their date of issue, rank equally with fully paid ordinary shares currently on issue.

Shareholders should note that the Board intends to implement a similar arrangement for subsequent financial years.

RESOLUTION 4 – Approval of Employee Share Option Plan

Resolution 4 seeks shareholder approval for the Company's Employee Share Option Plan which was approved by the Board on 5 June 2002 ("**Option Plan**").

The underlying purpose of the plan is to align the Company's interests with employees' interests by providing them with incentive options vesting over a five-year period. It is expected that this will enable the Company to attract and retain top-level employees.

The procurement and retention of first class executives and employees capable of managing the Company's operations and achieving the Company's strategic objectives is always a difficult task for a relatively young company, without an earnings history such as Bionomics. In order to compete with well-established companies, we see that we have one of two choices: either offer higher cash remuneration; or issue incentive based options under an Employee Share Option Plan. The Board is strongly of the view that Bionomics' cash reserves are vital to the Company's future success, and have therefore chosen to implement the Option Plan.

A summary of the terms of the Option Plan follows:

- The directors and all full or part time employees of the Company who have been employed for a period of not less than 6 months (or such shorter period as the Board may determine) are eligible to participate in the Option Plan ("**Eligible Participants**").
- The Board will invite Eligible Participants to take up options under the Option Plan for no consideration. The Board will have the sole discretion to determine which Eligible Participants will receive invitations and when those invitations will be made.
- The exercise price of options granted under the Plan will be the weighted average closing price of the Company's shares traded on ASX for the 7 trading days immediately preceding the date on which the invitation is made.
- The options will become exercisable during the following periods:
  As to 1/5 of the options the period commencing on the first anniversary of acceptance of the invitation relating to those options;
  As to 1/5 of the options the period commencing on the second anniversary of acceptance of the invitation relating to those options;
  As to 1/5 of the options the period commencing on the third anniversary of acceptance of the invitation relating to those options;
  As to 1/5 of the options the period commencing on the fourth anniversary of acceptance of the invitation relating to those options;
  As to 1/5 of the options the period commencing on the fifth anniversary of acceptance of the invitation relating to those options,
  And ending at 5.00pm (Adelaide time) on the date that is 5 years after the date of acceptance of the invitation relating to those options.
- The options will lapse if the Eligible Participant ceases to be an Eligible Participant for any reason other than by death, retrenchment or retirement.

RESOLUTION 5 – Approval of Issue of Options

Resolution 5 seeks shareholder approval for the issue of share options granted under the Option Plan.

A total of 1,603,333 share options were issued on 21 June 2002. Each option entitles the employee to subscribe for 1 fully paid ordinary share in the Company at a price of $0.81 per share at any time during the option exercise period. The exercise period of the options is as follows:

- As to 1/5 of the options the period commencing on the first anniversary of acceptance of the invitation relating to those options (acceptance varies from 2 June 2002 to 21 June 2002).
- As to 1/5 of the options the period commencing on the second anniversary of acceptance of the invitation relating to those options (acceptance varies from 2 June 2002 to 21 June 2002).
- As to 1/5 of the options the period commencing on the third anniversary of acceptance of the invitation relating to those options (acceptance varies from 2 June 2002 to 21 June 2002).
- As to 1/5 of the options the period commencing on the fourth anniversary of acceptance of the invitation relating to those options (acceptance varies from 2 June 2002 to 21 June 2002).
- As to 1/5 of the options the period commencing on the fifth anniversary of acceptance of the invitation relating to those options (acceptance varies from 2 June 2002 to 21 June 2002).

The options will not be quoted on the ASX.

In the event that the share options are exercised, the Company expects that the funds raised will be used for the Company's research and development projects.

The recipients of the share options, and the number of share options issued to each of them, are set out below:

Name of Employee	*Number of Securities Received*
David Callen	200,000
Carolyn Coles	25,000
Anne Davy	50,000

DL-07002

Andrew Dunbar	200,000
Thomas Gonda	300,000
Gregory Hall	25,000
Susan Hinze	25,000
Gabriel Kremmidiotis	200,000
Jill Mashado	173,333
Rebecca Milne	20,000
Francis Placanica	250,000
Genevieve Secker	25,000
Anne Spencer	20,000
Renae Struenkmann	20,000
Scott Whitmore	50,000
Amii Wilmore	20,000

RESOLUTION 6 – Approval of Proposed Issue of Options to Dr Deborah Rathjen

Resolution 6 seeks shareholder approval for the proposed issue of share options to Dr Deborah Rathjen.

The Company proposes to issue 500,000 options to Dr Rathjen under the Option Plan for no consideration (but with an exercise price as described below). The Board considers that such an arrangement is in the Company's interests as it aligns the interests of Dr Rathjen with the interests of the Company's shareholders.

The non-executive Directors, on the advice of the Board's Compensation Committee and external advisers to the Company, are of the view that the overall remuneration for Dr Rathjen, including the proposed grant of the options, is reasonable having regard to the circumstances of Bionomics, the duties and responsibilities of the Company's chief executive officer and market levels of remuneration for chief executive officers of similar sized companies.

Each option entitles Dr Rathjen to subscribe for 1 fully paid ordinary share in the Company at a price of $0.81 per share (being the weighted average closing price of shares traded on ASX for the 7 days immediately preceding the date on which Dr Rathjen was invited to take up the options) at any time during the option exercise period. If the resolution is approved, the options are expected to be issued by 2 December 2002 (and in any event, no later than 1 month after the date of this Annual General Meeting).

The options will become exercisable during the following periods:

As to 1/5 of the options the period commencing on the first anniversary of acceptance of the invitation relating to those options;
As to 1/5 of the options the period commencing on the second anniversary of acceptance of the invitation relating to those options;
As to 1/5 of the options the period commencing on the third anniversary of acceptance of the invitation relating to those options;
As to 1/5 of the options the period commencing on the fourth anniversary of acceptance of the invitation relating to those options;
As to 1/5 of the options the period commencing on the fifth anniversary of acceptance of the invitation relating to those options,
And ending at 5.00pm (Adelaide time) on the date that is 5 years after the commencement of the period.

The options will not be quoted on the ASX.

In the event that the share options are exercised, the Company expects that the funds raised will be used for the Company's research and development projects.

Adelaide
4 October 2002

VL-JTDDL

Bionomics Limited
ABN 53 075 582 740

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 1903 Adelaide
South Australia 5001 Australia
Enquiries (within Australia) 1300 556 161
(outside Australia) 61 3 9615 5970
Facsimile 61 8 8236 2305
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) X

000001

MR JOHN SMITH
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

BNO

Appointment of Proxy

I ND

I/We being a member/s of Bionomics Limited and entitled to attend and vote hereby appoint

X the Chairman of the Meeting (mark with an 'X') OR [ ] Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Bionomics Limited to be held at the Grevillea Room, Lower Lobby Level, Hyatt Regency, North Terrace, Adelaide on 7 November 2002 at 10.30 am and at any adjournment of that meeting.

IMPORTANT: FOR ITEMS 3,4,5 AND 6 BELOW

X If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Items 3,4,5 and 6 below, please place a mark in this box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those Items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, the Chairman will not cast your votes on Items 3,4,5 and 6 and your votes will not be counted in computing the required majority if a poll is called on these Items. The Chairman intends to vote undirected proxies in favour of each Item.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
2.	Election of Non-executive Director			
3.	Approval of Issue of Shares to Directors			
4.	Approval of Bionomics Limited Employee Share Option Plan			
5.	Approval of issue of options made on 21 June 2002			
6.	Approval of proposed issue of options to Dr Deborah Rathjen			

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, or if your votes entitlement cannot be voted by the Chairman of the Meeting, your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

X Mark with an 'X' if you wish to appoint a second proxy. AND [ ] % OR [ ] State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____ Contact Daytime Telephone ____ Date / /

BNO 7PR

BNO_WIP_175724/000001/000001

82 - 3468?

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. Please note, you cannot change ownership of your securities using this fo

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting at 10.30 am on 7 November 2002. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Bionomics Limited share registry at the address opposite, or
- by delivery to the Registered Office of Bionomics Limited being
  31 Dalgleish Street
  THEBARTON SA 5031

Bionomics Limited share registry
Computershare Investor Services Pty Limited
GPO Box 1903
Adelaide South Australia 5001
Australia
Facsimile 61 8 8236 2305